Exhibit 99.2

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Deloitte Anjin LLC 9Fl., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 150-945, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholder and the Board of Directors of

Woori Bank

Report on the separate financial statements

We have reviewed the accompanying separate financial statements of Woori Bank (the “Bank”). The financial statements consist of the separate statements of financial position as of September 30, 2014 and the related separate statements of comprehensive income for the three and nine months ended September 30, 2014 and September 30, 2013, respectively, and the related separate statements of changes in equity and cash flows for the nine months ended September 30, 2014 and September 30, 2013, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the separate financial statements

The Bank’s management is responsible for the preparation and fair presentation of the accompanying separate financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying separate financial statements based on our review.

We conducted our review in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate financial statements of the Bank are not presented fairly, in all material respects, in accordance with Korean International Financial Standards (“K-IFRS”) 1034 , ‘Interim Financial Reporting.’

Others

We audited the separate statement of financial position of the Group as of December 31, 2013, and the related separate statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2013 (not presented in the accompanying consolidated financial statements), in accordance with auditing standards generally accepted in Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 3, 2014. The separate statement of financial position as of December 31, 2013, presented as a comparative purpose in the accompanying financial statements, does not differ in all material respects from such audited separate statement of financial position.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying separate financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

November 14, 2014

Notice to Readers

This report is effective as of November 14, 2014, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between this accountants’ review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying separate financial statements and may result in modifications to the accountants’ review report.

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of the management of Woori Bank.

Soon Woo Lee

Chairman and Chief Executive Officer

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

	Korean Won
	September 30, 2014	December 31, 2013
	(In millions)
ASSETS
Cash and cash equivalents (Note 6)	4,519,908	4,694,201
Financial assets at fair value through profit or loss (Notes 7, 11 and 19)	3,204,364	3,353,936
Available-for-sale financial assets (Notes 8, 11 and 19)	15,842,347	16,499,175
Held-to-maturity financial assets (Notes 9, 11 and 19)	12,235,458	12,016,870
Loans and receivables (Notes 10, 11, 19 and 45)	205,083,152	201,836,689
Investments in subsidiaries and associates (Note 13)	2,256,088	2,109,453
Investment properties (Note 14)	354,431	333,693
Premises and equipment, net (Note 15)	2,341,519	2,353,831
Intangible assets, net (Note 16)	55,775	69,994
Other assets (Note 17)	209,134	151,636
Current tax assets (Note 42)	927	134,691
Deferred tax assets (Note 42)	68,102	—
Derivative assets (Notes 11 and 26)	163,574	131,410
Assets held-for-sale (Note 18)	3,225	587

Total assets	246,338,004	243,686,166

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 11 and 20)	2,441,446	2,630,421
Deposits due to customers (Notes 11, 21 and 45)	176,246,282	169,870,194
Borrowings (Notes 11, 22 and 45)	14,984,238	16,711,669
Debentures (Notes 11 and 22)	16,652,723	16,035,967
Provisions (Note 23)	486,603	641,459
Retirement benefit obligation (Note 24)	85,636	36,577
Current tax liabilities (Note 42)	235,108	8,552
Other financial liabilities (Notes 11 and 25)	16,665,671	19,162,494
Other liabilities (Note 25)	301,545	297,895
Deferred tax liabilities (Note 42)	—	35,108
Derivative liabilities (Notes 11 and 26)	2,198	1,785

Total liabilities	228,101,450	225,432,121

EQUITY
Capital stock (Note 28)	2,983,452	2,983,452
Hybrid equity securities (Note 28)	1,880,798	2,380,797
Capital surplus (Note 28)	732,538	732,538
Other equity (Note 29)	141,324	143,825
Retained earnings (Note 30 and 31)
(Regulatory reserve for credit loss as of September 30, 2014 and December 31, 2013 is ￦1,193,393 million and ￦1,297,123 million, respectively
Unreserved regulatory reserve for credit loss as of September 30, 2014 and December 31, 2013 is nil, respectively
Regulatory reserve for credit loss to be reserved (reversed) as of September 30, 2014 and December 31, 2013 is ￦170,582 million and ￦(-)103,730 million, respectively
Planned provision (reversal) of regulatory reserve for credit loss as of September 30, 2014 and December 31, 2013 is ￦170,582 million and ￦(-)103,730 million, respectively	12,498,442	12,013,433

Total equity	18,236,554	18,254,045

Total liabilities and equity	246,338,004	243,686,166

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE NINE MONTHS ENDED

SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

	Korean Won
	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(In millions, except for income per share data)
OPERATING INCOME:
Net interest income (Notes 33 and 45):
Interest income	2,112,068	6,335,535	2,176,827	6,618,259
Interest expenses	1,089,035	3,275,401	1,123,564	3,481,415

	1,023,033	3,060,134	1,053,263	3,136,844

Net fee and commission income (Notes 34 and 45):
Fee and commission income	225,654	696,823	239,036	702,876
Fee and commission expenses	29,775	96,681	28,442	105,996

	195,879	600,142	210,594	596,880

Dividend income (Notes 35 and 45)	9,998	128,045	12,302	69,150
Gain on financial instruments at fair value through profit or loss (Note 36)	87,021	86,633	36,068	172,588
Gain (loss) on available-for-sale financial assets (Note 37)	21,372	(16,723)	(11,965)	(8,313)
Impairment loss due to credit loss (Notes 39 and 45)	(246,758)	(513,078)	(678,567)	(1,570,649)
General and administrative expenses (Note 40)	(635,281)	(1,923,619)	(594,879)	(1,855,367)
Net other operating expenses (Notes 40 and 45)	(179,443)	(463,563)	(27,039)	(179,732)

	275,821	957,971	(223)	361,401

NON-OPERATING INCOME (Note 41)	57,699	27,866	40,611	80,162
NET INCOME BEFORE INCOME TAX EXPENSE	333,520	985,837	40,388	441,563

INCOME TAX EXPENSE (Note 42)	89,207	239,121	18,110	89,448

PROFIT FROM CONTINUING OPERATIONS	244,313	746,716	22,278	352,115
PROFIT FROM DISCONTINUED OPERATIONS (Note 46)	—	—	—	29,476
NET INCOME
(Net income after the provision (reversal) of regulatory reserve for credit loss for the nine months ended September 30, 2014 and September 30, 2013 are ￦576,134 million and ￦448,361 million, respectively) (Note 31)	244,313	746,716	22,278	381,591

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND THE NINE MONTHS ENDED SEPTEMBER 30, 2014

AND SEPTEMBER 30, 2013 (CONTINUED)

	Korean Won
	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(In millions, except for income per share data)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Items that will not be reclassified in profit or loss
Re-measurement component of defined benefit plans	(23,936)	(51,568)	3,352	10,104
Items that may be reclassified in profit or loss
Gain (loss) on valuation of available-for-sale financial assets	83,502	57,291	(9,577)	(31,863)
Gain (loss) on overseas business translation	2,129	(8,224)	(21,393)	(5,062)

	61,695	(2,501)	(27,618)	(26,821)
TOTAL COMPREHENSIVE INCOME (LOSS)	306,008	744,215	(5,340)	354,770

NET INCOME PER SHARE:
(In Korean Won) (Note 43)
Continuing and discontinued operations
Basic earnings (losses) per common share	357	1,087	(22)	456
Diluted earnings (losses) per common share	357	1,087	(22)	431
Continuing operations
Basic earnings (losses) per common share	357	1,087	(22)	408
Diluted earnings (losses) per common share	357	1,087	(22)	386

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

				Other equity
	Capital stock	Hybrid equity securities	Capital surplus	Gain (loss) on available-for-sale financial assets	Gain (loss) on overseas business translation and others	Re-measurement component of defined benefit plans	Retained earnings	Total equity
January 1, 2013	3,829,783	1,681,807	809,883	211,939	(17,443)	(62,246)	12,040,325	18,494,048
Dividends paid	—	—	—	—	—	—	(273,828)	(273,828)
Net income	—	—	—	—	—	—	381,591	381,591
Valuation of available-for-sale financial assets	—	—	—	(17,066)	—	—	—	(17,066)
Translation of overseas business	—	—	—	—	(5,062)	—	—	(5,062)
Actuarial gain	—	—	—	—	—	9,884	—	9,884
Issuance of hybrid equity securities	—	499,288	—	—	—	—	—	499,288
Credit card division spin-off	(846,331)	—	(77,345)	(14,797)	—	220	(111,747)	(1,050,000)

Balance as of September 30, 2013	2,983,452	2,181,095	732,538	180,076	(22,505)	(52,142)	12,036,341	18,038,855

January 1, 2014	2,983,452	2,380,797	732,538	226,978	(27,578)	(55,575)	12,013,433	18,254,045
Dividends paid	—	—	—	—	—	—	(261,706)	(261,706)
Net income	—	—	—	—	—	—	746,716	746,716
Valuation of available-for-sale financial assets	—	—	—	57,291	—	—	—	57,291
Translation of overseas business	—	—	—	—	(8,224)	—	—	(8,224)
Actuarial loss	—	—	—	—	—	(51,568)	—	(51,568)
Repayment of hybrid equity securities	—	(499,999)	—	—	—	—	(1)	(500,000)

Balance as of September 30, 2014	2,983,452	1,880,798	732,538	284,269	(35,802)	(107,143)	12,498,442	18,236,554

See accompanying notes to separate financial statements.

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

	Korean Won
	2014	2013
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	746,716	381,591
Adjustment to net income:
Interest income	(6,335,535)	(6,840,269)
Interest expenses	3,275,401	3,512,067
Dividend income	(156,193)	(104,545)
Income tax expense	239,121	98,859

	(2,977,206)	(3,333,888)

Additions of expenses not involving cash outflows:
Loss on available-for-sale financial assets	16,723	7,286
Impairment loss due to credit loss	513,078	1,597,464
Retirement benefits	80,085	81,051
Loss on derivatives for hedging	17,330	69,153
Loss on fair value hedged items	25,527	12,918
Impairment loss on investment in subsidiaries and associates	71,377	2,376
Loss on valuation of investment in subsidiaries and associates	34	—
Loss on disposal of premises and equipment, intangible assets and investment properties	571	606
Depreciation and amortization of premises and equipment, intangible assets and investment properties	95,831	98,240
Impairment loss on premises and equipment, intangible assets and investment properties	930	443
Other provisions	1,003	18,302

	822,489	1,887,839

Deductions of revenue not involving cash inflows:
Gain on derivatives for hedging	20,961	14,524
Gain on fair value hedged items	21,957	80,140
Reversal of impairment loss of investment in subsidiaries and associates	15,368	—
Gain on disposal of investment in subsidiaries and associates	35,464	23,868
Gain on disposal of premises and equipment, intangible assets and investments properties	383	898
Reversal of impairment loss on premises and equipment, intangible assets and other assets	259	46
Reversal of other provisions	279	100

	94,671	119,576

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(CONTINUED)

	Korean Won
	2014	2013
	(In millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(39,402)	5,669,454
Loans and receivables	(4,088,341)	(3,127,019)
Other assets	(57,324)	(64,652)
Deposits due to customers	6,367,887	(517,449)
Provisions	(110,978)	(106,238)
Other financial liabilities	(2,582,291)	(576,376)
Other liabilities	9,974	7,578

	(500,475)	1,285,298

Interest income received	6,292,841	6,877,673
Interest expenses paid	(3,254,992)	(3,732,709)
Dividend received	156,193	104,546
Income taxes reimbursed(paid)	18,788	(272,328)

Net cash provided by operating activities	1,209,683	3,078,446

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	18,099,695	17,118,414
Repayment of held-to-maturity financial assets	3,651,855	4,753,925
Disposal of investments in subsidiaries and associates	69,986	71,243
Disposal of premises and equipment	167	965
Disposal of intangible assets	130	1,498
Disposal of assets held-for-sale	292	2,268

	21,822,125	21,948,313

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	17,326,087	18,704,650
Acquisition of held-to-maturity financial assets	3,871,561	2,410,605
Acquisition of investments in subsidiaries and associates	74,864	53,200
Acquisition of premises and equipment	63,845	60,177
Acquisition of intangible assets	19,963	9,208
Spin-off of the credit card division	—	375,175

	21,356,320	21,613,015

Net cash provided by investing activities	465,805	335,298

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(CONTINUED)

	Korean Won
	2014	2013
	(In millions)
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash in-flows from financing activities:
Issuance of borrowings	6,426,768	3,771,268
Issuance of debentures	6,095,733	4,227,417
Issuance of hybrid equity securities	—	499,288

	12,522,501	8,497,973

Cash out-flows from financing activities:
Repayment of borrowings	8,154,902	6,837,415
Repayment of debentures	5,462,487	3,848,894
Repayment of hybrid equity securities	500,000	—
Payment of dividends	244,877	252,716

	14,362,266	10,939,025

Net cash used in financing activities	(1,839,765)	(2,441,052)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(10,016)	(64,741)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(174,293)	907,951
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD (Note 6)	4,694,201	4,135,353

CASH AND CASH EQUIVALENTS, END OF THE PERIOD (Note 6)	4,519,908	5,043,304

See accompanying notes to separate financial statements.

WOORI BANK

NOTES TO SEPARATE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

AND FOR THE THREE MONTHS AND THE NINE MONTHS

ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

1.	GENERAL

(1)	Woori Bank

Woori Bank was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act and foreign exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

On March 27, 2001, Korea Deposit Insurance Corporation (“KDIC”) established Woori Finance Holdings Co., Ltd. (“WFH”). Woori Bank (the “Bank” or the “Company”) is a wholly owned subsidiary of WFH as of September 30, 2013. The Bank’s common stock is amounting, expressed in Korean Won (the “KRW” or “￦”), to ￦2,983,452 million, and the Bank’s common shares issued and outstanding as of September 30, 2014 are 597 million shares. The head office of the Bank is located in Seoul, Korea. The Bank has 992 branches and offices in Korea, and 19 branches and offices overseas as of September 30, 2014.

As of November 1, 2014 (the effective date of the merger), the Bank merged with Woori Financial Holding co., Ltd., a controlling party of the Bank. As a result, Woori Financial Holding Co. Ltd. ceased to exist as a legal entity, and the Bank became a continuing entity. The total number of 5.97 million shares, which had been the common stocks of the Bank, was disposed through the capital reduction, and 6.76 million shares were newly issued based on the ratio of merger. As such, the total number of shares outstanding as at the effective date of the merger is 6.76 million. Meanwhile, due to the merger, Woori Card Co., Ltd., Woori Investment Bank, Woori FIS Co., Ltd., Woori private equity and Woori Finance Research Institute have been incorporated in the Bank’s consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Bank’s interim separate financial statements for the nine months ended September 30, 2014 are prepared in accordance with K-IFRS 1034 ‘Interim Financial Reporting.’ It is necessary to use the annual separate financial statements for the year ended December 31, 2013 for the understanding of the interim financial statements.

Unless stated otherwise, the accounting policies have been applied consistently with the annual separate financial statements in order to prepare the separate financial statements for the nine months ended September 30, 2014.

(1)	The Bank has newly adopted the following new and revised K-IFRSs that have affected the accounting policies.

Amendments to K-IFRS 1032 – Financial Instruments: ‘Presentation’

The amendments to K-IFRS 1032 clarify the requirement for the offset presentation of financial assets and financial liabilities. That is, the right to offset must not be conditional on the occurrence of future events and can be exercised anytime during the contract periods. The right to offset is executable even in the case of default or insolvency. The adoption of the amendments has no significant impact on the Company’s separate financial statements.

Amendments to K-IFRS 1110, 1112 and 1027: ‘Investment Entities’

Investment Entities introduced an exception to the principle in K-IFRS 1110 Consolidated financial statement that all subsidiaries shall be consolidated. The amendments define an investment entity and require a reporting entity that meets definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements. Also, the consequential amendments have been made to K-IFRS 1112, Disclosure of Interests in Other Entities, and K-IFRS 1027, Separate Financial Statements to introduce new disclosure requirements for investment entities. The adoption of the amendments has no significant impact on the Company’s separate financial statements.

Amendments to K-IFRS 1039 – Financial Instruments: ‘Recognition and Measurement’

The amendments allowed the Company to use hedge accounting when, as a consequence of laws or regulations or the introduction of laws or regulations, the original counterparty to the hedging instrument is replaced by a central counterparty or an entity which is acting as counterparty in order to effect clearing by a central counterparty. The adoption of the amendments has no significant impact on the Company’s separate financial statements.

Enactment of K-IFRS 2121: ‘Levies’

The enactment defines that the obligating event giving rise to the recognition of a liability to pay a levy is the activity that triggers the payment of the levy in accordance with the related legislation. The enactment has no significant impact on the Company’s separate financial statements.

In addition to the new amendments and enactments listed above, K-IFRS 1036, Impairment of Assets, had been amended to add clarifications about the disclosure requirement in relation to estimated recoverable amount for non-financial assets. The adoption of these amendments has no significant impact on the Company’s separate financial statements.

(2)	The Company has not applied the following new and revised K-IFRS that have been issued but are not yet effective:

Amendments to K-IFRS 1019: ‘Employee Benefit’s

If the amount of the contributions not subject to service period, the Company is permitted to recognize such contributions as a reduction in the service cost in the period in which the related service is rendered. The amendments are effective for the annual periods beginning on or after July 1, 2014.

The Company does not anticipate that the amendments and enactments listed above to have significant impact on the Company’s separate financial statements.

In addition to the amendments listed above, there were annual improvements on the previously adopted K-IFRSs, however, the Company does not anticipates that those annual improvements to have significant impact on the Company’s separate financial statements.

(3)	Reclassification of profit or loss related to financial asset or financial liability at fair value through profit or loss

The Bank reclassified hybrid financial instruments related to stocks from financial liabilities held for trading (derivative liability related to stocks) to financial liability at fair value through profit or loss for the year ended December 31, 2013. As a result, loss on financial instrument at fair value through profit or loss related to hybrid financial instruments increased by ￦11,205 million and loss on financial instruments held for trading (loss on derivatives related to stocks) decreased by ￦11,205 million for the nine months ended September 30, 2013. It is the reclassification within profits or losses on financial instruments at fair value through profit or loss and does not affect net profit or net asset of the Company reported for the nine months ended September 30, 2013.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated by the management of the Company and are based on historical experience and various factors including expectations of future events that are considered to be reasonable. As such, actual results can differ from those estimates due to uncertainties.

The significant judgments which the management made about the application of the Bank’s accounting policies and key sources of uncertainty in estimates do not differ from those used in preparing the separate financial statements for the year ended December 31, 2013.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks; hence, the Bank is required to analyze and assess the level of complex risks, determine the level of risks to be accepted, or to manage the risks.

The Bank’s risk management procedure is set for improvement in the quality of assets held and investments by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risks and their impacts.

The Bank takes approaches to minimize risks and maximize profits by managing risks acceptable to the Bank and eliminating excessive risks of financial instruments. For these approaches, the following procedures are performed: risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk is managed by the risk management department based on the Bank’s risk management policy. The Risk Management Committee of the Bank makes the decision on the risk management strategy such as the avoidance of concentration of risk and establishment of acceptable level of risks.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1) Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty and the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

2) Credit line management

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry and monitors obligors’ credit line, total exposures and loan portfolios when approving the loan.

3) Credit risk mitigation

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

4) Maximum exposure to credit risk

The maximum exposures of financial instruments, to credit risk are as following (Korean Won in millions):

		September 30, 2014	December 31, 2013
Loans and receivables	Korean treasury and government agencies	14,414,895	14,703,496
	Banks	15,469,475	20,419,315
	Corporates	81,775,487	80,584,338
	Consumers	93,423,295	86,129,540

		205,083,152	201,836,689

Financial assets at fair value through profit or loss (“FVTPL”)	Short-term debt securities (*)	905,077	922,369
	Gold banking assets	12,467	9,299
	Derivative assets	2,015,427	2,176,792

		2,932,971	3,108,460

Available-for-sale (“AFS”) financial assets	AFS debt securities (*)	8,985,976	10,085,918

Held-to-maturity (“HTM”) financial assets	HTM debt securities	12,235,458	12,016,870

Derivative assets	Derivative assets	163,574	131,410

Off-balance	Guarantees	18,175,498	18,943,567
	Loan commitments	62,313,225	64,541,953

		80,488,723	83,485,520

		309,889,854	310,664,867

(*)	Financial assets at FVTPL and AFS financial assets incorporate debt securities only (notes 7 and 8).

5) Credit risk of loans and receivables

The credit risk of loans and receivables by loan conditions are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	14,418,989	15,480,413	44,945,682	29,158,974	5,785,058	79,889,714	92,107,308	201,896,424
Loans overdue but not impaired	—	—	52,792	262,099	12,986	327,877	1,162,753	1,490,630
Impaired loans	—	—	2,959,764	682,014	522,000	4,163,778	577,291	4,741,069

	14,418,989	15,480,413	47,958,238	30,103,087	6,320,044	84,381,369	93,847,352	208,128,123

Less: Allowance for credit losses	4,094	10,938	1,675,994	732,308	197,580	2,605,882	424,057	3,044,971

Total, net	14,414,895	15,469,475	46,282,244	29,370,779	6,122,464	81,775,487	93,423,295	205,083,152

	December 31, 2013
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Loans neither overdue nor impaired	14,707,691	20,435,830	46,080,687	27,769,009	4,924,073	78,773,769	84,625,312	198,542,602
Loans overdue but not impaired	—	—	61,766	177,461	—	239,227	1,210,422	1,449,649
Impaired loans	—	—	3,270,876	712,099	638,089	4,621,064	693,478	5,314,542

	14,707,691	20,435,830	49,413,329	28,658,569	5,562,162	83,634,060	86,529,212	205,306,793

Less: Allowance for credit losses	4,195	16,515	2,130,365	636,159	283,198	3,049,722	399,672	3,470,104

Total, net	14,703,496	20,419,315	47,282,964	28,022,410	5,278,964	80,584,338	86,129,540	201,836,689

a) Credit quality of loans and receivables

The Bank manages its loans and receivables that are neither overdue nor impaired through an internal rating system. The value of collateral held is the collateral-allocated amount used when calculating the respective allowances for credit losses. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	September 30, 2014
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Investment grade (*1)	14,414,895	15,469,475	31,105,189	10,910,192	3,543,186	45,558,567	87,829,562	163,272,499
Non-investment grade (*2)	—	—	13,420,176	17,888,643	2,173,215	33,482,034	4,126,494	37,608,528

	14,414,895	15,469,475	44,525,365	28,798,835	5,716,401	79,040,601	91,956,056	200,881,027

Value of collateral	2,753	507,382	16,063,328	22,619,364	3,266,347	41,949,039	76,569,327	119,028,501

	December 31, 2013
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Investment grade (*1)	14,703,496	20,419,315	33,653,107	9,083,324	3,412,978	46,149,409	79,873,706	161,145,926
Non-investment grade (*2)	—	—	11,795,843	18,376,777	1,440,708	31,613,328	4,603,298	36,216,626

	14,703,496	20,419,315	45,448,950	27,460,101	4,853,686	77,762,737	84,477,004	197,362,552

Value of collateral	4,223	424,930	16,468,816	21,936,891	2,491,742	40,897,449	69,320,320	110,646,922

(*1)	Classified from AAA to BBB for corporates, from level 1 to level 6 for consumers by the internal credit rating
(*2)	Classified from BBB- to C for corporates, from level 7 to level 10 for consumers by the internal credit rating

The Bank recognized allowance for credit losses of loans and receivables neither overdue nor impaired, amounting to ￦1,015,397 million and ￦1,180,050 million as of September 30, 2014 and December 31, 2013, respectively, which is deducted from the loans and receivables neither overdue nor impaired.

b) Aging analysis of loans and receivables

Aging analysis of loans and receivables that are overdue but not impaired are as follows:

The value of collateral held is the collateral-allocated amount used when calculating the respective allowances for credit losses (Unit: Korean Won in millions).

	September 30, 2014
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	42,398	150,451	12,581	205,430	968,081	1,173,511
30~60 days	—	—	1,240	32,104	—	33,344	101,698	135,042
60~90 days	—	—	1,479	41,969	—	43,448	53,304	96,752

Total	—	—	45,117	224,524	12,581	282,222	1,123,083	1,405,305

Value of collateral	—	—	37,633	186,028	—	223,661	967,557	1,191,218

	December 31, 2013
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	59,301	151,278	—	210,579	1,046,000	1,256,579
30~60 days	—	—	1,712	12,268	—	13,980	65,875	79,855
60~90 days	—	—	138	1,534	—	1,672	47,739	49,411

Total	—	—	61,151	165,080	—	226,231	1,159,614	1,385,845

Value of collateral	—	—	54,689	144,242	—	198,931	958,046	1,156,977

The Bank recognized allowance for credit losses of loans and receivables that are overdue but not impaired, amounting to ￦85,325 million and ￦63,804 million as of September 30, 2014 and December 31, 2013, respectively, which is deducted from the loans and receivables that are overdue but not impaired.

c) Individually impaired loans and receivables

Impaired loans and receivables are as follows (Unit: Korean Won in millions):

The collateral value held is the collateral-allocated amount used when calculating the respective provision for loan loss.

	September 30, 2014
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,711,762	347,420	393,482	2,452,664	344,156	2,796,820
Value of collateral	—	—	1,067,029	391,430	136,000	1,594,459	335,074	1,929,533

	December 31, 2013
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	1,772,863	397,229	425,278	2,595,370	492,922	3,088,292
Value of collateral	—	—	1,271,765	458,426	91,000	1,821,191	491,369	2,312,560

The Bank recognized allowance for credit losses of impaired loans and receivables amounting to ￦1,944,249 million and ￦2,226,250 million as of September 30, 2014 and December 31, 2013, respectively, which is deducted from the impaired loans and receivables.

6) Credit quality of debt securities

The Bank manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	September 30, 2014
	Held for trading	AFS securities	HTM securities	Total
AAA	905,077	8,166,972	12,143,988	21,216,037
AA- ~ AA+	—	562,744	91,470	654,214
BBB- ~ A+	—	256,260	—	256,260

	905,077	8,985,976	12,235,458	22,126,511

	December 31, 2013
	Held for trading	AFS securities	HTM securities	Total
AAA	922,369	9,333,413	12,005,952	22,261,734
AA- ~ AA+	—	552,538	10,918	563,456
BBB- ~ A+	—	199,967	—	199,967

	922,369	10,085,918	12,016,870	23,025,157

Financial assets at FVTPL and AFS financial assets only represents credit quality of debt securities, excluding equity securities and gold banking assets (notes 7 and 8).

7) Geographical and industrial distribution of credit risk

a) Geographical distribution of credit risk

The geographical distribution of credit risk of financial assets is as follows (Unit: Korean Won in millions):

		September 30, 2014
		Korea	USA	UK	Japan	China	Others	Total
Loans and receivables	Korean treasury and government agencies	14,414,895	—	—	—	—	—	14,414,895
	Banks	14,188,411	213,689	150,187	91,763	183	825,242	15,469,475
	Corporates	78,335,022	666,567	357,573	183,074	73,923	2,159,328	81,775,487
	Consumers	93,339,177	113	—	10,076	—	73,929	93,423,295

		200,277,505	880,369	507,760	284,913	74,106	3,058,499	205,083,152

Financial assets at FVTPL	Short-term debt securities	905,077	—	—	—	—	—	905,077
	Gold banking assets	—	—	12,467	—	—	—	12,467

		905,077	—	12,467	—	—	—	917,544

AFS financial assets	AFS debt securities	8,959,978	—	—	—	—	25,998	8,985,976
HTM financial assets	HTM debt securities	12,233,808	—	—	—	—	1,650	12,235,458
Off-balance	Guarantees	17,101,961	53,459	30,027	28,051	89	961,911	18,175,498
	Loan commitments	62,198,594	—	—	—	—	114,631	62,313,225

		79,300,555	53,459	30,027	28,051	89	1,076,542	80,488,723

		301,676,923	933,828	550,254	312,964	74,195	4,162,689	307,710,853

		December 31, 2013
		Korea	USA	UK	Japan	China	Others	Total
Loans and receivables	Korean treasury and government agencies	14,703,496	—	—	—	—	—	14,703,496
	Banks	19,364,045	123,219	114,534	156,286	—	661,231	20,419,315
	Corporates	77,343,485	689,965	432,587	284,337	—	1,833,964	80,584,338
	Consumers	86,096,611	113	4	16,195	—	16,617	86,129,540

		197,507,637	813,297	547,125	456,818	—	2,511,812	201,836,689

Financial assets at FVTPL	Short-term debt securities	922,369	—	—	—	—	—	922,369
	Gold banking assets	—	—	9,299	—	—	—	9,299

		922,369	—	9,299	—	—	—	931,668

AFS financial assets	AFS debt securities	10,063,786	—	—	—	—	22,132	10,085,918
HTM financial assets	HTM debt securities	12,016,036	—	—	—	—	834	12,016,870
Off-balance	Guarantees	17,593,250	39,942	9,408	23,632	—	1,277,335	18,943,567
	Loan commitments	64,396,841	—	—	—	—	145,112	64,541,953

		81,990,091	39,942	9,408	23,632	—	1,422,447	83,485,520

		302,499,919	853,239	565,832	480,450	—	3,957,225	308,356,665

b) Industrial distribution of credit risk

The industrial distribution of credit risk of financial assets is as follows (Unit: Korean Won in millions):

		September 30, 2014
		Service	Manufacturing	Bank and insurance	Construction	Consumers	Others	Total
Loans and receivables	Korean treasury and government agencies	2,876,651	—	11,303,786	—	—	234,458	14,414,895
	Banks	—	—	15,469,475	—	—	—	15,469,475
	Corporates	36,652,431	34,180,976	2,025,092	5,108,273	—	3,808,715	81,775,487
	Consumers	4,719,339	912,517	6,453	68,921	87,420,880	295,185	93,423,295

		44,248,421	35,093,493	28,804,806	5,177,194	87,420,880	4,338,358	205,083,152

Financial assets at FVTPL	Short-term debt securities	10,355	—	422,710	—	—	472,012	905,077
	Gold banking assets	—	—	12,467	—	—	—	12,467

		10,355	—	435,177	—	—	472,012	917,544

AFS financial assets	AFS debt securities	836,970	9,987	5,785,098	10,000	—	2,343,921	8,985,976
HTM financial assets	HTM debt securities	1,670,304	—	5,578,724	507,771	—	4,478,659	12,235,458
Off-balance	Guarantees	3,442,375	6,384,101	6,256,357	1,943,753	16,575	132,337	18,175,498
	Loan commitments	12,064,641	21,935,909	11,652,333	3,483,306	7,919,096	5,257,940	62,313,225

		15,507,016	28,320,010	17,908,690	5,427,059	7,935,671	5,390,277	80,488,723

		62,273,066	63,423,490	58,512,495	11,122,024	95,356,551	17,023,227	307,710,853

		December 31, 2013
		Service	Manufacturing	Bank and insurance	Construction	Consumers	Others	Total
Loans and receivables	Korean treasury and government agencies	2,453,465	—	11,793,303	26,945	—	429,783	14,703,496
	Banks	—	—	20,419,314	—	—	1	20,419,315
	Corporates	34,995,481	34,022,483	2,338,336	5,035,838	—	4,192,200	80,584,338
	Consumers	4,756,546	859,411	6,884	62,098	80,170,925	273,676	86,129,540

		42,205,492	34,881,894	34,557,837	5,124,881	80,170,925	4,895,660	201,836,689

Financial assets at FVTPL	Short-term debt securities	—	—	510,337	—	—	412,032	922,369
	Gold banking assets	—	—	9,299	—	—	—	9,299

		—	—	519,636	—	—	412,032	931,668

AFS financial assets	AFS debt securities	702,346	10,000	6,975,091	51,389	—	2,347,092	10,085,918
HTM financial assets	HTM debt securities	1,217,386	—	5,175,848	498,025	—	5,125,611	12,016,870
Off-balance	Guarantees	4,300,742	10,067,263	2,835,721	1,607,548	15,175	117,118	18,943,567
	Loan commitments	12,313,178	27,653,356	7,783,682	3,915,429	7,642,402	5,233,906	64,541,953

		16,613,920	37,720,619	10,619,403	5,522,977	7,657,577	5,351,024	83,485,520

		60,739,144	72,612,513	57,847,815	11,197,272	87,828,502	18,131,419	308,356,665

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities, the Bank avoids bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

2) Market risk measurement

The Bank uses both standard-based and internal model-based approach to measure market risk. A standard risk measurement model is used to calculate individual market risk of owned capital while internal risk measurement model is used to calculate general capital market risk and it is used to measure internal risk management measure. The Risk Management Committee allocates owned capital to market risk. The Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department and risk factor and loss limit on a daily basis and reports regularly to the Risk Management committee.

3) Risk Control

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each departments of the Bank and the limit by investment and loss cut is managed by risk management personnel with the department.

4) Sensitivity analysis of market risk

The Bank performs sensitivity analysis for both trading and non-trading activities. For trading activities, the Bank uses a VaR model which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For non-trading activities, the Bank uses Net Interest Income (“NII”) and Net Present Value (“NPV”) calculated using the simulation method. NII is a profit based indicator for displaying the profit changes in short term due to the short term interest change. It will be estimated as subtracting the interest expenses of liabilities from the interest income of the assets. NPV is an indicator for displaying the risk in economical view according to the unfavorable changes related to the interest rate. It will be estimated as subtracting the present value of liabilities from the present value of the asset.

a) Trading activities

The minimum, maximum and average VaR for September 30, 2014 and December 31, 2013, respectively, and the VaR as of September 30, 2014 and December 31, 2013, respectively, are as follows (Unit: Korean Won in millions):

	As of September 30, 2014	For the nine months ended September 30, 2014			As of December 31, 2013	For the year ended December 31, 2013
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	1,037	2,208	14,948	1,037	2,707	3,472	5,937	2,391
Stock price	1,191	1,194	1,835	494	431	1,049	2,434	420
Foreign currencies	2,370	3,010	4,051	1,998	1,414	1,549	2,775	1,033
Commodity	241	31	244	2	46	30	169	3
Diversification	(1,616)	(2,707)	(6,562)	(1,116)	(2,564)	(3,407)	(6,085)	(1,920)
Total	3,223	3,736	14,516	2,415	2,034	2,693	5,230	1,927

b) Non-trading activities

The NII and NPV calculated using the simulation method for the Bank and scenarios responding to the interest rate (“IR”) changes are as follows (Korean Won in millions):

Name of scenario	September 30, 2014		December 31, 2013
	NII	NPV	NII	NPV
IR 300bp up	5,113,298	19,950,871	5,264,172	18,297,597
IR 200bp up	4,819,744	20,383,557	4,945,467	18,671,149
IR 100bp up	4,526,189	20,845,888	4,626,761	19,069,064
Base case	4,232,634	21,340,407	4,308,053	19,493,252
Base case (Prepay)	4,243,492	20,841,531	4,315,687	19,399,026
IR 100bp down	3,936,503	21,868,084	4,000,075	19,944,973
IR 200bp down	3,614,638	22,432,663	3,669,544	20,426,729
IR 300bp down	2,924,759	23,076,655	3,094,330	20,940,171

5) Other market risk

a) Interest rate risk

The Bank estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

		September 30, 2014
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Assets	Loans and receivables	115,646,080	31,902,961	7,002,790	7,076,378	41,849,027	24,591,260	228,068,496
	AFS financial assets	3,384,251	916,125	2,327,825	2,252,209	5,359,387	687,916	14,927,713
	HTM financial assets	1,270,388	1,687,496	549,275	1,025,824	8,305,135	140,902	12,979,020

		120,300,719	34,506,582	9,879,890	10,354,411	55,513,549	25,420,078	255,975,229

Liabilities	Deposits due to customers	87,560,757	27,855,402	22,239,117	13,140,774	26,939,778	43,995	177,779,823
	Borrowings	8,102,357	1,867,538	645,962	777,102	3,284,274	601,828	15,279,061
	Debentures	1,301,554	2,852,975	1,981,138	1,473,222	6,311,469	4,290,122	18,210,480

		96,964,668	32,575,915	24,866,217	15,391,098	36,535,521	4,935,945	211,269,364

		December 31, 2013
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Assets	Loans and receivables	115,957,679	29,272,802	5,826,443	6,026,505	38,148,339	24,051,865	219,283,633
	AFS financial assets	3,761,651	2,329,171	1,984,890	1,749,714	5,158,235	562,517	15,546,178
	HTM financial assets	1,517,385	819,001	890,399	651,094	8,867,128	113,039	12,858,046

		121,236,715	32,420,974	8,701,732	8,427,313	52,173,702	24,727,421	247,687,857

Liabilities	Deposits due to customers	84,489,764	23,147,546	18,429,060	20,454,101	25,102,729	6,973	171,630,173
	Borrowings	11,181,863	1,220,502	444,972	739,707	2,769,855	627,926	16,984,825
	Debentures	2,561,877	1,853,986	1,865,663	1,105,041	6,961,213	3,198,388	17,546,168

		98,233,504	26,222,034	20,739,695	22,298,849	34,833,797	3,833,287	206,161,166

Re-pricing date is defined as the date which interest rates of operational funds and procuring funds can be re-adjusted before the expiration date. Analysis based on interest expirations is used to analyze assets and liabilities that cause interest margins and interest costs. However, loans and receivables that are not expected to have interest cash flow due to impairment and other circumstances are excluded from the analysis.

b) Currency risk

Currency risk occurs from the financial instrument denominated in a foreign currency other than the functional currencies. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions and Korean Won in millions):

		September 30, 2014
		USD		EUR		JPY		CNY		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Assets	Loans and receivables	19,224	20,196,948	871	1,161,299	123,696	1,187,776	739	126,205	1,378,228	24,050,456
	Financial assets at FVTPL	158	166,233	—	270	172	1,649	—	—	1,394	169,546
	AFS financial assets	35	37,018	1	1,041	112	1,072	—	—	53,950	93,081
	HTM financial assets	—	—	—	—	—	—	—	—	1,650	1,650

		19,417	20,400,199	872	1,162,610	123,980	1,190,497	739	126,205	1,435,222	24,314,733

Liabilities	Financial liabilities at FVTPL	184	193,827	1	1,182	780	7,488	—	—	8,687	211,184
	Deposits	5,668	5,955,233	383	511,078	96,650	928,076	105	17,925	563,339	7,975,651
	Borrowings	6,738	7,078,477	263	351,172	42,182	405,051	4	749	136,970	7,972,419
	Debentures	4,389	4,611,027	—	—	33,587	322,516	—	—	538,684	5,472,227
	Other financial liabilities	3,197	3,358,655	46	61,788	3,913	37,576	50	8,566	366,624	3,833,209

		20,176	21,197,219	693	925,220	177,112	1,700,707	159	27,240	1,614,304	25,464,690

	Off-balance	10,538	11,071,506	696	928,001	39,409	378,418	268	45,800	647,730	13,071,455

		December 31, 2013
		USD		EUR		JPY		CNY		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Assets	Loans and receivables	19,973	21,077,839	924	1,344,505	171,340	1,721,386	217	37,755	1,556,699	25,738,184
	Financial assets at FVTPL	232	244,928	—	721	203	2,039	—	—	13	247,701
	AFS financial assets	49	51,537	10	14,546	359	3,604	—	—	44,058	113,745
	HTM financial assets	—	—	—	—	—	—	—	—	834	834

		20,254	21,374,304	934	1,359,772	171,902	1,727,029	217	37,755	1,601,604	26,100,464

Liabilities	Financial liabilities at FVTPL	232	244,697	1	1,318	1,136	11,409	—	—	781	258,205
	Deposits	5,898	6,223,946	213	310,572	92,927	933,611	50	8,660	685,170	8,161,959
	Borrowings	6,284	6,631,401	192	279,205	52,168	524,112	128	22,254	174,785	7,631,757
	Debentures	3,855	4,068,688	—	—	49,977	502,095	—	—	649,383	5,220,166
	Other financial liabilities	3,792	4,001,203	180	262,895	10,301	103,488	24	4,227	101,769	4,473,582

		20,061	21,169,935	586	853,990	206,509	2,074,715	202	35,141	1,611,888	25,745,669

	Off-balance	10,716	11,308,869	808	1,176,553	53,313	535,616	2,404	418,429	636,686	14,076,153

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations from its financial liabilities.

1) Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows.

The Bank classifies and regroups each financial instrument that consists of assets and liabilities in accordance with its characteristic (i.e. maturity) to a unit under Asset Liability Management (“ALM”).

The Bank manages liquidity risk by identifying maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2) Maturity analysis of non-derivative financial liabilities

a)	The Bank’s maturity analysis of non-derivative financial liabilities, cash flows of principals and interests, by remaining contractual maturities are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Financial liabilities at FVTPL	269,980	2,785	2,847	56,406	117,916	—	449,934
Deposits due to customers	107,648,801	23,331,657	19,487,014	21,656,221	6,231,987	1,411,685	179,767,365
Borrowings	6,561,656	2,348,182	1,396,217	861,893	3,522,517	601,402	15,291,867
Debentures	1,301,629	2,852,823	1,980,891	1,473,142	6,311,800	4,290,190	18,210,475
Other financial liabilities	9,446,242	—	—	—	34,322	3,103,087	12,583,651

	125,228,308	28,535,447	22,866,969	24,047,662	16,218,542	9,406,364	226,303,292

	December 31, 2013
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Financial liabilities at FVTPL	345,676	3,340	3,340	3,035	205,120	19,490	580,001
Deposits due to customers	101,589,361	19,216,200	15,796,597	29,381,974	6,245,522	1,173,144	173,402,798
Borrowings	9,768,121	2,275,047	612,797	793,257	2,976,007	626,580	17,051,809
Debentures	2,037,223	1,966,844	1,872,243	1,227,546	7,278,372	3,229,174	17,611,402
Other financial liabilities	11,774,123	—	—	—	—	3,048,166	14,822,289

	125,514,504	23,461,431	18,284,977	31,405,812	16,705,021	8,096,554	223,468,299

Above maturity analysis includes both principal and interest cash flows by contractual maturities.

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Financial liabilities at FVTPL	269,980	2,785	2,847	56,406	117,916	—	449,934
Deposits due to customers	117,463,643	25,665,843	17,808,760	12,478,561	4,979,956	812,665	179,209,428
Borrowings	6,561,971	2,348,117	1,395,969	861,887	3,522,517	601,402	15,291,863
Debentures	1,301,629	2,852,823	1,980,891	1,473,142	6,311,800	4,290,190	18,210,475
Other financial liabilities	9,446,242	—	—	—	34,322	3,103,087	12,583,651

	135,043,465	30,869,568	21,188,467	14,869,996	14,966,511	8,807,344	225,745,351

	December 31, 2013
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Financial liabilities at FVTPL	345,676	3,340	3,340	3,035	205,120	19,490	580,001
Deposits due to customers	113,937,301	22,022,094	14,868,544	16,553,599	4,745,490	570,293	172,697,321
Borrowings	9,768,122	2,275,045	612,797	793,257	2,976,007	626,580	17,051,808
Debentures	2,037,223	1,966,844	1,872,242	1,227,546	7,278,372	3,229,174	17,611,401
Other financial liabilities	11,774,123	—	—	—	—	3,048,166	14,822,289

	137,862,445	26,267,323	17,356,923	18,577,437	15,204,989	7,493,703	222,762,820

Above maturity analysis includes both interest and principal cash flows by expected maturities.

c)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
September 30, 2014	2,004,577	—	—	—	—	—	2,004,577
December 31, 2013	2,095,599	—	—	—	—	—	2,095,599

Derivatives held for trading are not managed by contractual maturity as they are generally held for trading or redemption before maturity. Therefore, they are included in the ‘within 3 months.’ Cash flows from derivatives instrument held for fair value hedging or cash flow hedging are estimated at net cash flows.

d)	Maturity analysis of off-balance sheet accounts is as follows (Unit: Korean Won in millions):

Guarantees and loan commitments, such as guarantees for debenture issuance and guarantees for loans, which are financial guarantee provided by the Bank have expiration dates. However, in case of a request from counterparty, the Bank is obliged to carry out payment immediately. Such obligations are managed and recorded as off-balance sheet accounts and the details are as following (Unit: Korea Won in millions):

	September 30, 2014	December 31, 2013
Guarantees	18,175,498	18,943,567
Loan commitments	62,313,225	64,541,953

(4)	Operational risk

The Bank defines operational risk as the risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1) Operational risk management

The Bank has been running the operational risk management system under Basel II. The Bank developed advanced measurement approached to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. The system has been tested by the independent third party, and has been approved by the Financial Supervisory Service.

2) Operational risk measurement

To quantify required capital for operational risk, the Bank applies advanced measurement approach using of internal loss data, business environment and internal control factors and scenario analysis. For the risk management over subsidiaries of the Bank, the Bank uses the basic indicator approach.

(5)	Capital management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010, and was implemented in Korea in December 2013. In accordance with the standard the Bank is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum Total Regulatory Capital of 8.0%.

The Bank’s equity capital is classified into three categories in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Banking Business.

•	Common Equity Tier 1 Capital (CET 1): CET 1 includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income and others.

•	Additional Tier 1 Capital (Additional Tier 1): Additional Tier 1 includes equity securities issued by the Bank that meet the criteria for inclusion in Additional Tier 1 capital, and stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital (Tier 2): Tier 2 includes equity that meet the criteria for inclusion in Tier 2 Capital, and the allowance for loan losses in accordance with Regulation on Supervision of Banking Business and others.

Risk-weighted assets are the Bank’s assets weighted according to credit risk; errors caused by internal process problems, external occasions and danger of the change in market. The Bank calculates risk weighted assets to comply with the Supervisory Regulations and Detailed Supervisory Regulations on Banking Business and uses it for BIS ratio calculation comparing the capital total that is the sum of CET 1, Additional Tier 1 and Tier 2.

The Bank makes measures to cope with certain level of loss caused by accumulating the equity capital that is exposed to the risk. The Bank is testing and using not only the BIS percentage, which is the minimum regulation standard, but also it is using internal standards. An evaluation on capital adequacy is performed to calculate the gap between available capital and economic capital. In addition, analysis on emergent incidents and additional capital requirements are added and applied. The capital adequacy is evaluated for both supervisory and internal management purpose in accordance with the comparison of unexpected loss and the available capital. If the test result from internal capital adequacy shows lack of available capital, the Bank is committed to expanding the equity capital and reinforcement of the risk management.

Details of the Bank’s capital adequacy ratio are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Common Capital Tier 1 Capital	14,992,287	14,507,679
Additional Tier 1 Capital	1,885,159	2,147,481
Tier 2 Capital	4,471,818	3,727,782

	21,349,264	20,382,942

Risk weighted assets	131,346,678	131,313,279

Capital adequacy ratio	16.25%	15.52%

5.	OPERATING SEGMENTS

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

Details of products and services
Consumer banking	Loans/deposits and financial services for consumer
Corporate banking	Loans/deposits and export/import, financial services for corporations
Investment banking	Domestic/foreign investment, structured finance, M&A, Equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.
Capital market	Fund management, investment securities and derivatives business
Headquarter and others	Divisions not corresponding to the above operating segments

Segments operating income, which differs from financial operating income, is evaluated by the Bank in deciding how to allocate resources and in assessing performance. Income tax expense of the Bank is allocated to each segment proportionally by ratio of income before tax of each segment because this is not directly attributable to the operating segments.

The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Inter-segment transaction	Total
Assets	80,701,400	95,906,036	6,352,157	8,982,386	53,616,963	245,558,942	779,062	246,338,004
Liabilities	48,628,025	139,904,036	89,442	7,823,190	28,347,663	224,792,356	3,309,094	228,101,450

	December 31, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Inter-segment transaction	Total
Assets	74,305,224	89,900,968	7,038,975	10,778,521	60,976,232	242,999,920	686,246	243,686,166
Liabilities	45,336,744	135,083,652	105,146	10,006,252	32,445,113	222,976,907	2,455,214	225,432,121

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2014
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Inter-segment transaction	Total
Net interest income
Interest income	2,266,961	2,749,948	154,439	20,090	893,793	6,085,231	250,304	6,335,535
Interest expense	(1,222,679)	(1,655,346)	(17)	(88)	(588,019)	(3,466,149)	190,748	(3,275,401)
Inter-segment	15,560	220,002	(154,267)	2,216	(83,511)	—	—	—

	1,059,842	1,314,604	155	22,218	222,263	2,619,082	441,052	3,060,134

Non-interest income
Non-interest income	512,694	323,109	267,958	2,522,361	1,075,893	4,702,015	228,095	4,930,110
Non-interest expense	(158,019)	(8,976)	(199,016)	(2,501,835)	(1,131,329)	(3,999,175)	(654,368)	(4,653,543)
Inter-segment	14,372	21,571	—	—	(35,943)	—	—	—

	369,047	335,704	68,942	20,526	(91,379)	702,840	(426,273)	276,567

Other expense
Administrative expense	(1,216,725)	(596,193)	(8,935)	(11,443)	(90,323)	(1,923,619)	—	(1,923,619)
Impairment losses on credit loss and others	(54,035)	(382,300)	(6,407)	15,208	(12,798)	(440,332)	(14,779)	(455,111)

	(1,270,760)	(978,493)	(15,342)	3,765	(103,121)	(2,363,951)	(14,779)	(2,378,730)

Operating income (loss)	158,129	671,815	53,755	46,509	27,763	957,971	—	957,971
Non-operating income (loss)	(5,310)	(2,525)	31,885	(123)	3,939	27,866	—	27,866

Net income before income tax expense	152,819	669,290	85,640	46,386	31,702	985,837	—	985,837
Income tax expense	(36,982)	(147,816)	(20,725)	(11,225)	(22,373)	(239,121)	—	(239,121)

Net income	115,837	521,474	64,915	35,161	9,329	746,716	—	746,716

	For the nine months ended September 30, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Inter-segment transaction	Total
Net interest income
Interest income	2,477,208	2,893,274	198,180	67,529	963,972	6,600,163	18,096	6,618,259
Interest expense	(1,245,220)	(1,725,154)	(711)	(29,100)	(689,415)	(3,689,600)	208,185	(3,481,415)
Inter-segment	(83,222)	311,470	(181,911)	897	(47,234)	—	—	—

	1,148,766	1,479,590	15,558	39,326	227,323	2,910,563	226,281	3,136,844

Non-interest income
Non-interest income	474,617	396,361	343,048	3,992,086	1,607,406	6,813,518	141,794	6,955,312
Non-interest expense	(191,701)	(91,223)	(285,833)	(3,915,194)	(1,509,585)	(5,993,536)	(359,868)	(6,353,404)
Inter-segment	10,657	18,779	—	—	(29,436)	—	—	—

	293,573	323,917	57,215	76,892	68,385	819,982	(218,074)	601,908

Other expense
Administrative expense	(1,184,324)	(606,082)	(10,090)	(13,329)	(60,078)	(1,873,903)	18,536	(1,855,367)
Impairment losses on credit loss and others	(75,383)	(1,404,052)	(80,181)	2,550	106,768	(1,450,298)	(71,686)	(1,521,984)

	(1,259,707)	(2,010,134)	(90,271)	(10,779)	46,690	(3,324,201)	(53,150)	(3,377,351)

Operating income (loss)	182,632	(206,627)	(17,498)	105,439	342,398	406,344	(44,943)	361,401
Non-operating income (loss)	(13,627)	(2,534)	32,974	34,057	70,258	121,128	(40,966)	80,162

Net income before income tax expense	169,005	(209,161)	15,476	139,496	412,656	527,472	(85,909)	441,563

Income tax expense	(40,899)	50,618	(3,746)	(33,758)	(99,863)	(127,648)	38,200	(89,448)

Profit from continuing operations	128,106	(158,543)	11,730	105,738	312,793	399,824	(47,709)	352,115
Profit from discontinued operations	—	—	—	—	29,476	29,476	—	29,476

Net income (loss)	128,106	(158,543)	11,730	105,738	342,269	429,300	(47,709)	381,591

Information on financial products and services

The financial products of the Bank are classified as interest bearing, non-interest bearing and other products; however, this classification has already been reflected in the components of the operating segments above. Therefore, revenue from external customers is not separately disclosed.

Information on geographical areas

Details of the geographical revenues from external customers and non-current assets are as follows (Unit: Korean Won in millions):

	Revenue from external customers		Non-current assets
	For the nine months ended September 30		September 30, 2014	December 31, 2013
	2014	2013 (*)
Domestic	11,120,770	13,414,396	4,999,082	4,858,109
Overseas	144,875	159,175	8,731	8,862

	11,265,645	13,573,571	5,007,813	4,866,971

(*)	Revenue, which was classified as profit and loss from discontinued operation for the nine months ended September 30, 2014, is included.

Revenue from external customers consists of interest income and non-interest income. Non-current assets consist of investments in subsidiaries and associates, investment properties, premises and equipment, and intangible assets.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Cash and checks	2,604,675	2,227,813
Foreign currencies	560,494	488,861
Demand deposits	1,236,021	1,923,344
Fixed deposits	118,718	54,183

	4,519,908	4,694,201

(2)	Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Changes in other comprehensive income (loss) due to valuation of AFS financial assets	57,291	(17,066)
Changes in other comprehensive income (loss) of overseas business translation	(8,224)	(5,062)
Changes in other comprehensive income (loss) due to re-measurement	(51,568)	9,884
Decrease in net assets due to the credit card division spin-off	—	674,825
Changes in investments in subsidiaries and associates due to equity swap	162,336	—
Changes in unpaid dividends of hybrid equity securities	16,829	21,113

7.	FINANCIAL ASSETS AT FVTPL

Details of financial assets held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Debt securities
Korean treasury and government agencies	472,001	412,031
Financial institutions	422,710	510,338
Corporates	10,366	—

	905,077	922,369

Equity securities:
Equity securities	112,886	182,571
Beneficiary certificates	143,686	29,821
Loaned securities	14,821	33,084

	271,393	245,476

Derivatives instruments assets	2,015,427	2,176,792
Gold banking assets	12,467	9,299

	3,204,364	3,353,936

8.	AFS FINANCIAL ASSETS

(1)	Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Debt securities
Korean treasury and government agencies	2,136,020	2,256,116
Financial institutions	4,779,750	5,594,407
Corporates	1,903,252	1,973,229
Financial assets in foreign currencies	25,998	22,132
Loaned securities	140,956	240,034

	8,985,976	10,085,918

Equity securities:
Stock	1,040,502	1,107,181
Capital contributions	261,346	255,216
Beneficiary certificates	5,473,064	4,954,164
Financial assets in foreign currencies	67,083	91,613

	6,841,995	6,408,174

Other securities	14,376	5,083

	15,842,347	16,499,175

(2)	Structured notes of AFS financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Face value	Carrying value	Potential Risk
Structured notes relating to credit risk:
Cash CDO	137,430	—	Credit risk of underlying assets

	December 31, 2013
	Face value	Carrying value	Potential Risk
Structured notes relating to credit risk:
Cash CDO	138,045	—	Credit risk of underlying assets

9.	HTM FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Debt securities
Korean treasury and government agencies	4,000,664	4,728,909
Financial institutions	2,828,382	2,155,965
Corporates	5,404,762	5,131,162
Debt securities in foreign currencies	1,650	834

	12,235,458	12,016,870

10.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Due from banks	8,983,116	9,302,685
Loans	187,704,965	182,076,759
Other loan and receivables	8,395,071	10,457,245

	205,083,152	201,836,689

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Due from banks in local currency:
Due from the BOK	8,031,865	8,304,869
Others	17,488	7,945
Allowances for credit losses	(1,934)	(1,978)

	8,047,419	8,310,836

Due from banks in foreign currencies:
Due from banks on demand	502,791	851,487
Due from banks on time	346,526	52,602
Others	87,284	88,083
Allowances for credit losses	(904)	(323)

	935,697	991,849

	8,983,116	9,302,685

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	September 30, 2014	December 31, 2013	Reason of restriction
Due from banks in local currency:
BOK	8,031,865	8,304,869	Reverse deposits on BOK Act and others
Korea Exchange	437	250	Joint compensation fund for loss incurred
IM Investment Securities and others	17,051	7,695	Deposits of beneficiary certificates

	8,049,353	8,312,814

Due from banks in foreign currencies:
BOK	394,608	701,238	Reverse deposits on BOK Act and others
Bank of Japan and others	120,391	158,058	Reserve deposits in foreign branches and others
Central Bank of Bangladesh and others	67,377	60,042	Installation deposits of financial institution and others
Korea Investment Securities and others	23,308	2,925	Collateral deposits and others

	605,684	922,263

	8,655,037	9,235,077

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Loans in local currency	164,243,431	155,413,224
Loans in foreign currencies	7,014,581	6,939,573
Domestic banker’s usance	5,646,150	4,958,522
Bills bought in foreign currencies	5,317,672	4,190,391
Bills bought in local currency	95,519	85,953
Factoring receivables	36,285	175,447
Advances for customers	54,305	54,645
Privately placed bonds	419,466	477,241
Loans for debt-equity swap	498	498
Call loans	3,281,161	7,850,947
Bonds purchased under repurchase agreements	3,930,000	4,729,100
Other loans	44,641	50,728
Deferred loan origination fees and costs	328,932	296,832
Present value discount	(15,886)	(21,496)
Fair value hedging adjustment	81	142
Allowance for credit losses	(2,691,871)	(3,124,988)

	187,704,965	182,076,759

(5)	Details of other receivables are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Accounts receivables	6,382,913	8,100,879
Accrued income	761,635	817,950
Guarantee deposits	1,036,389	1,016,055
Other assets (*)	620,295	914,062
Present value discount of other assets	(55,899)	(48,886)
Allowance for credit losses	(350,262)	(342,815)

	8,395,071	10,457,245

(*)	As of September 30, 2014 and December 31, 2013, other assets include ￦125,469 and ￦237,229 million, respectively, of receivables from other financial institutions, conforming to the agreement of financial institution council. On the other hand, the amounts to be paid by the Bank are accounted for as other financial liabilities. In addition, the related gain or loss amounts from such receivables and financial liabilities are recognised as other operating income and expenses, respectively (Notes 25 and 40).

(6)	Changes in the allowance for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2014
	Consumers	Corporates	Others	Total
Beginning balance	(299,635)	(2,825,353)	(345,116)	(3,470,104)
Allowance for credit losses	(121,186)	(531,958)	(9,523)	(662,667)
Recoveries of written-off loans	(6,023)	(10,109)	—	(16,132)
Charge-off	89,430	631,464	551	721,445
Sales of loans and receivables	2,963	81,993	988	85,944
Unwinding effect	12,977	103,256	—	116,233
Others (*)	(58)	180,368	—	180,310

Ending balance	(321,532)	(2,370,339)	(353,100)	(3,044,971)

	For the nine months ended September 30, 2013
	Consumers	Corporates	Credit cards	Others	Total
Beginning balance	(258,849)	(2,543,054)	(118,168)	(288,482)	(3,208,553)
Allowances for credit losses	(102,969)	(1,473,983)	(22,645)	(31,831)	(1,631,428)
Recoveries of written-off loans	(18,931)	(112,080)	(6,132)	—	(137,143)
Charge-off	92,101	985,195	39,249	366	1,116,911
Sales of loans and receivables	3,777	79,849	—	90	83,716
Unwinding effect	14,114	81,850	114	—	96,078
Others (*)	—	(13,504)	250	—	(13,254)
Credit card division spin-off	—	—	107,332	277	107,609

Ending balance	(270,757)	(2,995,727)	—	(319,580)	(3,586,064)

(*)	Others include changes in allowance for credit losses due to debt-for-equity swap.

(7)	Changes in deferred loan origination fees and costs are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2014
	Balance at January 1, 2014	Increase	Decrease	Balance at September 30, 2014
Deferred loan origination fees	(24,207)	(5,762)	11,924	(18,045)
Deferred loan origination costs	321,039	137,127	(111,189)	346,977

	296,832	131,365	(99,265)	328,932

	For the nine months ended September 30, 2013
	Balance at January 1, 2013	Increase	Decrease	Balance at September 30, 2013
Deferred loan origination fees	(34,592)	(6,506)	15,558	(25,540)
Deferred loan origination costs	265,531	142,878	(107,647)	300,762

	230,939	136,372	(92,089)	275,222

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The Bank classified and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: fair value measurements are those derived from inputs that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices), other than quoted prices included within Level 1

•	Level 3: fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(1)	Fair value hierarchy of financial assets and liabilities measured at current fair value is as follows (Korean Won in millions):

	September 30, 2014
	Level 1 (*2)	Level 2 (*2)	Level 3	Total
Financial assets:
Financial assets at FVTPL:
Debt securities:
Korean treasury and government agencies	471,901	100	—	472,001
Financial institutions	—	422,710	—	422,710
Corporates	—	10,366	—	10,366

	471,901	433,176	—	905,077

Equity securities:
Stock	112,886	—	—	112,886
Beneficiary certificate	—	143,686	—	143,686
Loaned securities	14,821	—	—	14,821

	127,707	143,686	—	271,393

Derivative assets (*1)	516	2,124,911	53,574	2,179,001
Gold banking assets	12,467	—	—	12,467

	612,591	2,701,773	53,574	3,367,938

AFS financial assets:
Debt securities:
Korean treasury and government agencies	1,984,589	151,431	—	2,136,020
Financial institutions	—	4,779,750	—	4,779,750
Corporates	—	1,903,252	—	1,903,252
Financial assets in foreign currencies	17,584	8,414	—	25,998
Loaned securities	120,867	20,089	—	140,956

	2,123,040	6,862,936	—	8,985,976

Equity securities:
Stock	431,696	—	608,806	1,040,502
Capital contributions	—	—	261,346	261,346
Beneficiary certificates	—	5,132,997	340,067	5,473,064
Financial assets in foreign currencies	—	—	67,083	67,083

	431,696	5,132,997	1,277,302	6,841,995

Other securities	—	—	14,376	14,376

	2,554,736	11,995,933	1,291,678	15,842,347

Financial liabilities:
Financial liabilities at FVTPL:
Financial liabilities at trading securities:
Derivative liabilities (*1)	7,771	1,963,627	35,377	2,006,775
Gold banking liabilities	12,473	—	—	12,473
Loaned securities	—	—	—	—

	20,244	1,963,627	35,377	2,019,248

Financial liability designated at FVTPL:
Compound financial instruments	—	1,342	265,822	267,164
Debentures	—	157,232	—	157,232

	—	158,574	265,822	424,396

	20,244	2,122,201	301,199	2,443,644

	December 31, 2013
	Level 1 (*2)	Level 2 (*2)	Level 3	Total
Financial assets:
Financial assets at FVTPL:
Debt securities:
Korean treasury and government agencies	411,931	100	—	412,031
Financial institutions	—	510,338	—	510,338

	411,931	510,438	—	922,369

Equity securities:
Stock	182,571	—	—	182,571
Beneficiary certificate	—	29,821	—	29,821
Loaned securities	33,084	—	—	33,084

	215,655	29,821	—	245,476

Derivative assets (*1)	4	2,217,779	90,419	2,308,202
Gold banking assets	9,299	—	—	9,299

	636,889	2,758,038	90,419	3,485,346

AFS financial assets:
Debt securities:
Korean treasury and government agencies	2,156,460	99,656	—	2,256,116
Financial institutions	—	5,594,407	—	5,594,407
Corporates	—	1,973,229	—	1,973,229
Financial assets in foreign currencies	16,794	5,338	—	22,132
Loaned securities	240,034	—	—	240,034

	2,413,288	7,672,630	—	10,085,918

Equity securities:
Stock	469,468	—	637,713	1,107,181
Capital contributions	—	—	255,216	255,216
Beneficiary certificates	—	4,590,919	363,245	4,954,164
Financial assets in foreign currencies	433	—	91,180	91,613

	469,901	4,590,919	1,347,354	6,408,174

Other securities	—	—	5,083	5,083

	2,883,189	12,263,549	1,352,437	16,499,175

Financial liabilities:
Financial liabilities at FVTPL:
Financial liabilities at trading securities:
Derivative liabilities (*1)	460	2,075,605	21,319	2,097,384
Gold banking liabilities	9,254	—	—	9,254

	9,714	2,075,605	21,319	2,106,638

Financial liability designated at FVTPL:
Compound financial instruments	—	6,097	336,312	342,409
Debentures	—	183,159	—	183,159

	—	189,256	336,312	525,568

	9,714	2,264,861	357,631	2,632,206

(*1)	Both derivatives for trading and derivatives for fair value hedge are included.
(*2)	There is no transfer between level 1 and level 2 financial assets and liabilities measured at fair value. The Bank recognizes transfers between levels at the end of each reporting period when an event occurs or circumstances change.

The amounts of equity securities carried at cost which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦38,995 million and ￦23,487 million as of September 30, 2014 and December 31, 2013, respectively. These securities are not actively traded or quoted equity instruments which were invested in structured entities, such as asset securitization specialty, and are classified into level 3 of unlisted stock and capital contributions. They are carried at cost because it is not feasible to get financial information required for the valuation and the expected cash flows of the unlisted equity securities cannot be measured reliably. The Bank has no plan to sell these financial instruments in the near future.

Financial assets’ carrying amount and related gains on disposal of financial assets carried at cost which do not have a quoted market price in an active market and cannot be measured reliably at fair value are follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Carrying amount	954	1,067
Gain on transaction	4,083	1,313

Financial assets and liabilities at FVTPL, AFS financial assets, held-for-trading financial assets and liabilities and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables
Debt securities	The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities	Risk free market rate of return and credit spread

Equity securities	Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, one or two methods are used given the characteristic of the subject of fair value measurement.	Risk free market rate of return, market risk premium, corporate beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Compound financial instruments	Compound financial instrument are mostly equity linked securities. To measure the fair value of the instruments, the scenarios of future stock prices are generated by applying Monte-Carlo simulation method. The expected cash flow per each scenario is weighted based on the possibility of the scenario, and the average of the weighted cash flow is discounted by using a proper discount rate. To generate the future scenarios, estimation of an expected rate of return of the underlying stock, variability of the stock price, and a correlation among the stocks (in case there are more than 2 underlying assets) are needed. The volatility of the stock price and the correlation among the stocks are estimated based on historical stock prices.	Volatility of stock price and correlation

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

Measurement technique of the financial assets and financial liabilities of level 3 that are recorded at fair value and significant, unobservable inputs are as follows:

	Fair value	Fair value measurement technique	Input variable	Range
Derivative Assets	53,574	Option valuation model and others	Correlation	-1~1
			Historical variability	0%~70%
			Credit value adjustment rate	0%~100%
Derivative Liabilities	35,377	Option valuation model and others	Correlation	-1~1
			Historical variability	0%~70%
Compound financial instruments	265,822	Monte Carlo Simulation	Correlation	-1~1
			Historical variability	0%~70%
Equity securities and others	1,291,678	External appraised value and others	Expected growth rate	0%~1%

Fair value of financial assets and liabilities classified into Level 3 uses external evaluation or value that is independently appraised by the Bank. Non-observable inputs used in measuring fair value are calculated from the internal system and adequacy of those inputs is reviewed at all times. Investment Valuation Committee is responsible for reviewing of external assessments, deciding of valuation methods and review of appropriateness of methodology. And the agenda of Investment Valuation Committee is reported and approved by Risk Management Committee. Valuation methods are verified annually by focusing on large amount.

(2)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	Transfer into/out of level 3 for the nine months ended September 30, 2014
	January 1, 2014	Net income	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3 (*3)	September 30, 2014
Financial assets at FVTPL:
Derivative assets	90,419	27,110	—	7,849	(71,804)	—	53,574
AFS financial assets:
Equity securities:
Stock in local currency (*1)	637,712	(41,506)	(7,867)	44,603	(18,704)	(5,432)	608,806
Capital contributions in local currency	255,216	(24,110)	11,249	32,715	(13,724)	—	261,346
Beneficiary certificates in local currency	363,245	16,151	(8,620)	30,640	(61,349)	—	340,067
Equity securities in foreign currencies	91,180	6,792	1,393	822	(33,104)	—	67,083

	1,347,353	(42,673)	(3,845)	108,780	(126,881)	(5,432)	1,277,302

Others in local currency	5,083	—	(1,009)	10,302	—	—	14,376

	1,352,436	(42,673)	(4,854)	119,082	(126,881)	(5,432)	1,291,678

Financial liabilities at FVTPL:
Held-for-trading:
Derivative liabilities	21,319	16,655	—	1,292	(3,889)	—	35,377
Designated as at FVTPL:
Compound financial instruments (*2)	336,312	(15,138)	—	174,795	(229,827)	(320)	265,822

	357,631	1,517	—	176,087	(233,716)	(320)	301,199

(*1)	The AFS assets have been transferred out of level 3 due to the change in the measurement method for their fair value: their fair value is measured by using quoted prices in the active market whereas it was previously measured by using external valuation specialists due to its transaction suspension.

(*2)	The compound financial instruments have been transferred from level 3 to level 2 due to the change in the measurement method for their fair value: their fair value is measured by using valuation techniques that include inputs other than quoted prices included within Level 1, that are observable for the liability, whereas it was previously measured by using valuation techniques based on unobservable inputs.
(*3)	The Bank recognizes transfers between levels at the end of each reporting period when an event occurs or circumstances change.

From the financial assets and liabilities classified as level 3, which the Group was holding as at the end of September 30, 2014, loss of ￦90,916 million, consisting of net gain (loss) on financial instruments at FVTPL and AFS financial assets, was recognised in the consolidated statement of comprehensive income.

	Transfer into/out of level 3 for the nine months ended September 30, 2013
	January 1, 2013	Net income	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3 (*3)	September 30, 2013
Financial assets at FVTPL:
Derivative assets	49,206	(1,555)	—	7,945	(150)	—	55,446
AFS financial assets:
Equity securities:
Stock in local currency (*1)	790,292	(39,407)	(42,715)	28,687	(96,245)	(70,017)	570,595
Capital contributions in local currency	238,057	8,889	9,672	34,087	(50,236)	—	240,469
Beneficiary certificates in local currency (*2)	186,807	(12,414)	11,508	12,532	(8,856)	(41,803)	147,774
Equity securities in foreign currencies	107,413	3,576	(4,870)	3,287	(14,122)	—	95,284

	1,322,569	(39,356)	(26,405)	78,593	(169,459)	(111,820)	1,054,122

Others in local currency	—	—	446	4,666	—	—	5,112

	1,322,569	(39,356)	(25,959)	83,259	(169,459)	(111,820)	1,059,234

Financial liabilities at FVTPL:
Held-for-trading:
Derivatives liabilities	335,506	15,845	—	226,397	(176,872)	—	400,876
Designated as at FVTPL:
Compound financial instruments	—	—	—	—	—	—	—

	335,506	15,845	—	226,397	(176,872)	—	400,876

(*1)	The AFS assets have been transferred out of level 3 due to the change in the measurement method for their fair value: their fair value is measured by using quoted prices in the active market whereas it was previously measured by using external valuation specialists due to its transaction suspension.
(*2)	The amounts have been transferred from level 2 to level 3 since their fair value measurement is determined by external valuation specialist, whereas it was previously measured by using the disclosed price by Korea Financial Investment Association, and vice versa.
(*3)	The Bank recognizes transfers between levels at the end of each reporting period when an event occurs or circumstances change.

From the financial assets and liabilities classified as level 3, which the Group was holding as at the end of September 30, 2014, loss of ￦60,651 million, consisting of net gain (loss) on financial instruments at FVTPL and AFS financial assets, was recognised in the consolidated statement of comprehensive income.

(3)	The following table shows the sensitivity of level 3 fair values to reasonably possible alternative inputs.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable inputs have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable inputs, the below table reflects the most favorable or the most unfavorable changes which result from varying the inputs individually. There are two types of level 3 financial instruments which should be done through sensitivity analysis. Some instruments, such as equity derivatives and interest rate derivatives, that fair value changes are recognized as current income. Others, such as equity securities, debt securities, and beneficiary certificates that fair value changes are recognized as other comprehensive income. And equity securities, of which fair value level is classified level 3, measured at cost are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative inputs on the fair value of a level 3 financial instruments for as of September 30, 2014 and December 31, 2013(Unit: Korean Won in millions):

	September 30, 2014
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets held-for-trading:
Derivatives instruments assets (*1)	10,523	(5,484)	—	—

AFS financial assets:
Equity securities:
Stocks and capital contributions (*2)	—	—	59,588	(30,845)
Beneficiary certificates (*3)	—	—	3,808	(3,670)

	—	—	63,396	(34,515)
Other securities (*3)	—	—	4,412	(1,762)

	—	—	67,808	(36,277)

Financial liabilities at FVTPL:
Held-for-trading:
Derivative liabilities (*1)	8,529	(7,674)	—	—
Designated as at FVTPL:
Compound financial instruments (*1)	2,540	(2,579)	—	—

	11,069	(10,253)	—	—

	December 31, 2013
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets held-for-trading:
Derivatives instruments assets (*1)	18,827	(12,342)	—	—

AFS financial assets:
Equity securities:
Stocks and capital contributions (*2)	—	—	64,129	(26,894)
Beneficiary certificates (*3)	—	—	5,851	(5,642)

	—	—	69,980	(32,536)
Other securities (*3)	—	—	130	(128)

	—	—	70,110	(32,664)

Financial liabilities at FVTPL:
Held-for-trading:
Derivative liabilities (*1)	3,975	(3,992)	—	—
Designated as at FVTPL:
Compound financial instruments (*1)	3,024	(2,982)	—	—

	6,999	(6,974)	—	—

(*1)	Fair value changes of equity derivatives and compound financial instruments are calculated by increasing or decreasing underlying stock prices of each instrument and historical fluctuation rates of each stock price by 10%. The underlying stock prices and the historical fluctuation rates are major unobservable variables.

Interest rate-linked derivatives are calculated by increasing or decreasing historical fluctuation rate of interest rate by 10%.

Currency-linked derivatives are calculated by increasing or decreasing credit risk adjustment by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*3)	Fair value changes of beneficiary certificates are calculated by increasing or decreasing price fluctuation of trust property and discount rate by 1%, respectively. The price fluctuation of trust property and discount rate are major unobservable variables.

(4)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Fair value				Carrying Value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,960,235	10,499,354	—	12,459,589	12,235,458
Loans and receivables	—	—	206,427,987	206,427,987	205,083,152

	1,960,235	10,499,354	206,427,987	218,887,576	217,318,610

Financial liabilities:
Deposits due to customers	—	176,505,202	—	176,505,202	176,246,282
Borrowings	—	15,051,134	—	15,051,134	14,984,238
Debentures	—	16,714,676	—	16,714,676	16,652,723
Other financial liabilities	—	16,664,414	—	16,664,414	16,665,671

	—	224,935,426	—	224,935,426	224,548,914

	December 31, 2013
	Fair value				Carrying Value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	2,682,460	9,441,912	—	12,124,372	12,016,870
Loans and receivables	—	—	201,919,084	201,919,084	201,836,689

	2,682,460	9,441,912	201,919,084	214,043,456	213,853,559

Financial liabilities:
Deposits due to customers	—	169,809,510	—	169,809,510	169,870,194
Borrowings	—	16,717,599	—	16,717,599	16,711,669
Debentures	—	16,910,463	—	16,910,463	16,035,967
Other financial liabilities	—	19,159,900	—	19,159,900	19,162,494

	—	222,597,472	—	222,597,472	221,780,324

Financial instruments are measured at fair value using a quoted market price in active markets. In case there is no active market for a financial instrument, the Bank determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortised costs are given as follows:

	Fair value measurement technique	Input variable
HTM financial assets	Measured by external valuation company	Risk free market rate of return, credit spread
Loans and receivables	Measured by discounting expected future cash flows at a market interest rate of other loans with similar condition.	Risk free market rate of return, credit spread and prepayment ratio
Deposits due to customers, borrowings and debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

12.	TRANSFER OF FINANCIAL INSTRUMENTS AND OFFSETTING

(1)	Transferred financial assets that do not meet condition of derecognition

1)	Bonds Sold Under Repurchase Agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		September 30, 2014	December 31, 2013
Transfer assets	AFS financial assets	43,606	126,589
	HTM financial assets	651,101	651,582

		694,707	778,171

Liabilities	Bonds sold under repurchase agreements	428,782	493,642

2)	Loaned securities

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership.

		September 30, 2014	December 31, 2013	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	14,821	33,084	Samsung Securities Co., Ltd. and others
AFS financial assets	Debt securities-Korean treasury and government agencies	140,956	240,034	Korea Securities Depository

		155,777	273,118

(2)	Derecognized financial instrument through disposals, on which the Bank has continuous involvement

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Bank through disposals, but the Bank still has continuous involvements are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds of KAMCO specialty	1,746	1,811	1,746
Conditional disposal of loans to KAMCO (*)	Guarantee against loss on transferred assets by the Bank	—	—	709

	December 31, 2013
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO specialty	Acquisition of subordinated bonds of KAMCO specialty	1,746	1,851	1,746
Conditional disposal of loans to KAMCO (*)	Guarantee against loss on transferred assets by the Bank	—	—	709

(*)	The transferred assets are not settled yet. Therefore the cash flow upon the settlement is not determinable as of September 30, 2014. And the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. The Bank derecognized the transferred assets although the Bank retains and continues to retain substantially all such risks and rewards by applying the transition exemptions in K-IFRS 1101.

(3)	Financial assets and liabilities subject to offsetting, enforceable master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

The Bank has both domestic exchange receivables and domestic exchange payables which satisfy offsetting criteria of K-IFRS 1032. And the domestic exchange receivables (payables) are offset by domestic exchange payables (receivables) and recorded as loans and receivables or other financial liabilities in the statements of financial position.

Certain financial assets and liabilities of the Bank are subject to an enforceable master netting arrangement or similar agreement, under the circumstances of the counter-party’s default, insolvency or bankruptcy. These financial assets and liabilities include derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032.

In accordance with the collateral arrangements, cash collateral, which do not satisfy the offsetting criteria of K-IFRS 1032, can be offset with the net amount of derivatives assets, derivative liabilities, receivable spot exchange and payable spot exchange under the circumstances of the counter-party’s default, insolvency or bankruptcy.

The Bank has bonds sold under repurchase agreements which accounted as secured borrowings and bonds purchased under repurchase agreements which accounted as secured loans. The Bank under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

The details of the Bank’s recognized financial assets and liabilities subject to enforceable master netting arrangement or similar agreements as of September 30, 2014 and December 31, 2013 are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Master netting arrangement and others	Cash collateral received
Financial assets:
Derivative assets (*1)	2,107,155	16,280	2,090,875	7,278,928	86,454	450,870
Receivable spot exchanges (*2)	5,725,377	—	5,725,377	—	—	—
Bonds purchased under repurchase agreements	3,930,000	—	3,930,000	3,930,000	—	—
Domestic exchanges receivables (*3)	23,298,528	22,925,386	373,142	—	—	373,142

	35,061,060	22,941,666	12,119,394	11,208,928	86,454	824,012

Financial liabilities:
Derivative liabilities (*1)	1,918,996	16,280	1,902,716
Compound financial instruments	267,164	—	267,164	7,370,773	333	524,771
Payable spot exchanges (*4)	5,725,997	—	5,725,997		—
Bonds sold under repurchase agreements	428,782	—	428,782	428,782	—	—
Domestic exchanges payables	24,937,758	22,925,386	2,012,372	2,012,372	—	—

	33,278,697	22,941,666	10,337,031	9,811,927	333	524,771

	December 31, 2013
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Master netting arrangement and others	Cash collateral received
Financial assets:
Derivative assets (*1)	2,255,423	—	2,255,423
Receivable spot exchanges (*2)	7,297,634	—	7,297,634	8,959,969	121,043	472,045
Bonds purchased under repurchase agreements	4,729,100	—	4,729,100	4,729,100	—	—
Domestic exchanges receivables (*3)	23,805,554	23,222,175	583,379	—	—	583,379

	38,087,711	23,222,175	14,865,536	13,689,069	121,043	1,055,424

Financial liabilities:
Derivative liabilities (*1)	2,087,852	—	2,087,852
Compound financial instruments	342,409	—	342,409	8,970,024		759,041
Payable spot exchanges (*4)	7,298,804	—	7,298,804		—
Bonds sold under repurchase agreements	493,642	—	493,642	493,642	—	—
Domestic exchanges payables	25,988,995	23,222,175	2,766,820	2,746,297	—	20,523

	36,211,702	23,222,175	12,989,527	12,209,963	—	779,564

(*1)	Derivatives assets and liabilities are including derivatives held-for-trading and derivatives held-for-hedging.
(*2)	Receivable spot exchanges are included in receivables of loans and receivables.
(*3)	Domestic exchanges receivables are included in other financial assets of loans and receivables.
(*4)	Payable spot exchanges are included in accounts payable of other financial liabilities.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)	The Bank has the following subsidiaries (Unit: Korean Won in millions, USD in thousands, RUB in 100 millions, IDR in millions, BRL in thousands):

					September 30, 2014
Subsidiaries	Location	Capital stock		Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori Credit Information Co., Ltd.	Korea	KRW	5,000	Credit information	1,008,000	100.0	2014.09.30.
Woori America Bank	U.S.A	USD	122,500	Financial service industry	24,500,000	100.0	2014.09.30.
P.T. Bank Woori Indonesia	Indonesia	IDR	170,000	Financial service industry	1,618	95.2	2014.09.30.
Woori Global Market Asia Limited	Hong Kong	USD	100,000	Financial service industry	78,000,000	100.0	2014.09.30.
Woori Bank China Limited	China	USD	308,810	Financial service industry	—	100.0	2014.09.30.
ZAO Woori Bank	Russia	RUB	14.5	Financial service industry	57,999,999	100.0	2014.09.30.
Woori Brazil Bank	Brazil	BRL	77,090	Financial service industry	77,094,000	100.0	2014.09.30.
Malis Finance Plc.	Cambodia	USD	300	Financial service industry	3,000,000	100.0	2014.09.30
Korea BTL Infrastructure Fund	Korea	KRW	653,300	Financial service industry	130,460,777	99.9	2014.09.30.
Woori Fund Service Co., Ltd.	Korea	KRW	10,000	Financial service industry	2,000,000	100.0	2014.09.30.

(2)	For structured entities under K-IFRS 1112 “Disclosure of Interests in Other Entities”, the Bank has consolidated the entities based on the overall consideration of 1) power over the entities, 2) exposure, or rights, to variable returns from the Bank’s involvement with the entities, and 3) the ability to use its power over the entities to affect the amount of the investor’s return, which are the factors to consider when to determine the Bank has control over an entity under K-IFRS, rather than sole consideration of the ownership interests.

Details of structured entities under consolidation are as follows:

Subsidiaries	Location	Main business	Percentage of ownership (%)	Financial statements as of
Kumho Trust 1st Co., Ltd. and others (*1)	Korea	Asset Securitization	—	2014.09.30.
KAMCO Value Recreation 1st Securitization Specialty LLC (*1)	Korea	Asset Securitization	15.0	2014.09.30.
Woori Bank Principal Guaranteed Trust, Woori Bank Principal and Interest Guaranteed Trust (*2)	Korea	Trust	—	2014.09.30.
Haeoreum Short-term Bond 15th and others	Korea	Investment securities	100.0	2014.09.30.
Woori Milestone Private Real Estate Fund 1st	Korea	Investment securities	94.8	2014.09.30.
Consus Sakhalin Real Estate Investment Trust 1st	Korea	Investment securities	75.0	2014.09.30.

(*1)	It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership of the entity.
(*2)	The Bank controls the trusts because it has power that determines the investment performance over the trusts and is significantly exposed to variable returns, such as to absorb losses, through the guarantees of payment of principal and fixed rate of return, which are provided to investors.

(3)	Investments in associates are as follows (Unit: Korean Won in millions):

				September 30, 2014
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Ltd. (*1)(*6)	Korea	790,000	Manufacturing	18,497,105	14.2	2014.09.30.
Woori Blackstone Korea Opportunity Private Equity Fund 1st	Korea	307,900	Securities investment	67,446,424,658	21.4	2014.09.30.
Woori Service Networks Co., Ltd. (*3)(*7)	Korea	500	Freight & staffing	4,704	4.9	2014.08.31.
Woori Private Equity Fund	Korea	167,100	Securities investment	49,931	28.9	2014.09.30.
Korea Credit Bureau Co., Ltd. (*2)	Korea	10,000	Credit information	144,000	7.2	2014.09.30.
Korea Finance Security Co., Ltd. (*3)(*7)	Korea	6,000	Security service	183,870	15.3	2014.08.31.
United PF 1st Corporate Financial Stability (*2)	Korea	1,081,400	Securities investment	190,650	17.7	2014.09.30.
Chin Hung International Inc. (*3)(*6)(*7)	Korea	47,300	Construction	25,010,400	26.8	2014.08.31.
Phoenix Digital Tech Co., Ltd. (*4)	Korea	2,000	Manufacturing	73,160	18.3	2014.09.30.
Poonglim Industrial Co., Ltd. (*7)	Korea	69,200	Construction	4,146,811	29.9	2014.06.30.
Ansang Tech Co., Ltd. (*5)	Korea	300	Manufacturing	21,800	23.0	—
STX Engine Co., Ltd. (*1)(*7)	Korea	123,000	Manufacturing	7,379,600	15.0	2014.06.30.
Samho International Co., Ltd. (*1)(*6)	Korea	75,900	Construction	1,190,000	7.8	2014.09.30.
Force TEC Co., Ltd. (*5)	Korea	76,700	Freight & staffing	8,087,128	22.6	—
Hana Engineering & Construction Co., Ltd. (*5)	Korea	3,900	Construction	177,874	22.2	—
STX Corporation (*1)	Korea	671,700	Wholesale trade	—	—	2014.06.30.
Osung LST Co., Ltd. (*1)(*7)	Korea	35,000	Manufacturing	—	—	2014.06.30.
Saudara Bank (*7)(*8)	Indonesia	20,000	Securities investment	—	—	2014.06.30.

	December 31, 2013
Investee	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Ltd. (*1)(*6)	18,497,105	12.5	2013.12.31.
Woori Blackstone Korea Opportunity Private Equity Fund 1st	67,446,424,658	21.4	2013.12.31.
Woori Service Networks Co., Ltd. (*3)(*7)	4,704	4.9	2013.11.30.
Woori Private Equity Fund	49,931	28.9	2013.12.31.
Korea Credit Bureau Co., Ltd. (*2)	144,000	7.2	2013.12.31.
Korea Finance Security Co., Ltd. (*3)(*7)	183,870	15.3	2013.11.30.
United PF 1st Corporate Financial Stability (*2)	190,650	17.7	2013.12.31.
Chin Hung International Inc. (*3)(*6)(*7)	25,010,400	26.8	2013.11.30.
Phoenix Digital Tech Co., Ltd. (*4)	73,160	18.3	2013.12.31.
Poonglim Industrial Co., Ltd. (*7)	4,146,801	29.9	2013.09.30.
Ansang Tech Co., Ltd. (*5)	21,800	23.0	—
STX Engine Co., Ltd. (*1)(*7)	7,379,600	15.0	—
Samho International Co., Ltd. (*1)(*6)	1,190,000	7.8	—
Force TEC Co., Ltd. (*5)	34,144,788	22.6	—
Hana Engineering & Construction Co., Ltd. (*5)	177,874	22.2	—

(*1)	The Bank has significant influence in the creditors’ council of the investee.
(*2)	The Bank can participate in the decision making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships.
(*3)	As the financial statements as of September 30, 2014 of the entities are not available, the Bank applied the equity method by using the financial statements as of August 31, 2014 and considered the impact from significant transactions or events that occurred between the date of those financial statements and the date of financial statements. The significant business of Woori Service Network and Korea Finance Security is transacted mostly with the Bank.

(*4)	The Bank’s ownership interest in the entity based on the shares that have voting rights is 25.1%, therefore it is concluded that the Bank has significant influence over the entity.
(*5)	The carrying values of investments in Ansang Tech and Hana Construction are nil as at the as of September 30, 2014 and December 31, 2013.
(*6)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (10,750 Won as of September 30, 2014 and 11,500 Won as of December 31, 2013), Chin Hung International Inc. (1,550 Won as of September 30, 2014 and 1,610 Won as of December 31, 2013), Samho Co., Ltd. (15,700 Won as of September 30, 2014 and 3,300 Won as of December 31, 2013) STX Corporation (998 Won as of September 30, 2014 and not applicable as of December 31, 2013).
(*7)	As the financial statements as of September 30, 2014 are not available, the Bank applied the equity method by using the financial statements as of June 30, 2014 and considered the impacts from significant transactions or events that occurred between the date of those financial statements and the date of financial statements.
(*8)	The Bank retains in total 33% of shares for Saudara Bank, a local bank in Indonesia, as the Bank and P.T. Bank Woori Indonesia have acquired 27% and 6% of shares, respectively, during the nine months ended September 30, 2014.

(4)	The entities excluded from associates, although the Bank’s ownership interests in them are higher than 20% as of September 30, 2014 and December 31, 2013 are as follows:

	September 30, 2014
Associate	Number of shares owned	Percentage of ownership
Vogo 2-2 Special Purpose Entity (*1)	24,672,229,707	36.4%
LIG E&C Co., Ltd. (*2)	755,946	22.8%
Orient Shipyard Co., Ltd. (*2)	465,050	23.0%
GinsengK Co., Ltd. (*2)	2,107,432	20.2%
Pi City Co., Ltd. (*2)	871,631	21.1%
Pixonnet Co., Ltd. (*2)	10,531	30.8%
GDsys Co., Ltd. (*2)	300,805	21.2%
S&Steel Co., Ltd. (*2)	1,428,622	24.9%
G2 Collection Co., Ltd. (*2)	12,574	28.9%

(*1)	Even though the Bank’s ownership interest in the entity is more than 20% as a limited partner, it is determined that the Bank does not have significant influence over the entity since the Bank cannot exercise significant influence in the decision making bodies, such as the investment committee, thus it has been excluded from the investment in associates.
(*2)	The entities are excluded from the associates because the Bank cannot exercise significant influence over the investees due to the restriction posed by contracts or law as workout procedures are in process.

	December 31, 2013
Associate	Number of shares owned	Percentage of ownership
Vogo 2-2 Special Purpose Entity (*1)	24,548,281,071	36.4%
LIG E&C Co., Ltd. (*2)	755,946	22.8%
Orient Shipyard Co., Ltd. (*2)	465,050	23.0%
GinsengK Co., Ltd. (*2)	2,107,432	20.2%
Pi City Co., Ltd. (*2)	871,631	21.1%

(*1)	Even though the Bank’s ownership interest in the entity is more than 20% as a limited partner, it is determined that the Bank does not have significant influence over the entity since the Bank cannot exercise significant influence in the decision making bodies, such as the investment committee, thus it has been excluded from the investment in associates.
(*2)	The entities are excluded from the associates because the Bank cannot exercise significant influence over the investees due to the restriction posed by contracts or law as workout procedures are in process.

(5)	Changes in carrying value of investments in subsidiaries and associates accounted for using the equity method are as follows (Korean Won in millions). As the investments in structured entities are classified as financial assets at FVTPL or AFS financial assets, they are excluded from the carrying value of investments in subsidiaries and associates.

	For the nine months ended September 30, 2014
Investee	January 1, 2014	Acquisition	Disposals	Impairment	September 30, 2014
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
P.T. Bank Woori Indonesia	123,120	—	—	—	123,120
Woori Global Markets Asia, Ltd.	113,858	—	—	—	113,858
Woori Bank China Limited	401,621	—	—	—	401,621
Zao Woori Bank.	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Malis Finance Plc.	—	4,600	—	—	4,600
Korea BTL Infrastructure Fund	648,604	8,100	(243)	—	656,461
Woori Fund Service Co., Ltd.	3,000	7,000	—	—	10,000
Kumho Tires Co., Ltd.	93,003	113,933	(31,285)	—	175,651
Woori Blackstone Korea Opportunity Private Equity Fund 1	67,446	—	(1,403)	—	66,043
Woori Service Networks Co., Ltd.	108	—	—	—	108
Woori Private Equity Fund	13,772	—	(1,591)	(884)	11,297
Korea Credit Bureau Co., Ltd.	2,215	—	—	—	2,215
Korea Finance Security Co., Ltd.	3,337	—	—	—	3,337
United PF 1st Corporate Financial Stability	191,617	—	—	—	191,617
Chin Hung International Inc.	60,275	—	—	(22,259)	38,016
Phoenix Digital Tech Co., Ltd.	538	—	—	—	538
Poonglim Industrial Co., Ltd.	9,543	—	—	(1,820)	7,723
STX Engine Co., Ltd.	47,008	—	—	(31,046)	15,962
Samho International Co., Ltd.	7,492	—	—	—	7,492
Force TEC Co., Ltd.	34	—	(34)	—	—
STX Corporation	—	42,215	—	—	42,215
Osung LST Co., Ltd.	—	6,188	—	—	6,188
Saudara Bank	—	55,164	—	—	55,164

	2,109,453	237,200	(34,556)	(56,009)	2,256,088

	For the nine months ended September 30, 2013
Investee	January 1, 2013	Acquisition	Disposals	Impairment	September 30, 2013
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
P.T. Bank Woori Indonesia	123,120	—	—	—	123,120
Woori Global Markets Asia, Ltd.	60,773	—	—	—	60,773
Woori Bank China Limited	401,621	—	—	—	401,621
Zao Woori Bank.	20,196	—	—	—	20,196
Woori Brazil Bank	25,996	—	—	—	25,996
Korea BTL Infrastructure Fund	581,322	53,200	(968)	—	633,554
Woori Fund Service Co., Ltd.	3,000	—	—	—	3,000
Kumho Tires Co., Ltd.	113,204	—	(20,201)	—	93,003
Woori Blackstone Korea Opportunity Private Equity Fund 1	90,298	—	(22,852)	—	67,446
Woori Service Networks Co., Ltd.	108	—	—	—	108
Woori Private Equity Fund	19,679	—	(3,355)	—	16,324
Korea Credit Bureau Co., Ltd.	2,215	—	—	—	2,215
Korea Finance Security Co., Ltd.	3,337	—	—	—	3,337
United PF 1st Corporate Financial Stability	191,617	—	—	—	191,617
Chin Hung International Inc.	60,275	—	—	—	60,275
Phoenix Digital Tech Co., Ltd.	538	—	—	—	538
Poonglim Industrial Co., Ltd.	14,477	—	(521)	(2,376)	11,580

	1,938,813	53,200	(47,897)	(2,376)	1,941,740

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Acquisition cost	372,570	348,122
Accumulated depreciation	(18,139)	(14,429)

Net carrying value	354,431	333,693

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Beginning balance at net carrying amount	333,693	340,825
Depreciation	(2,777)	(2,562)
Impairment loss	—	(117)
Classified in assets held-for-sale	—	(3,594)
Foreign currencies translation adjustment	(4)	5
Transfers from premises and equipment	24,457	—
Others	(938)	—

Ending balance at net carrying value	354,431	334,557

(3)	Fair value of investment properties as of September 30, 2014 are as follows (Unit: Korean Won in millions):

Classification	The latest revaluation date	Land	Building	Total
Woori Finance Sangam Center and other	2014.03.31	294,850	87,746	382,596

The fair values are based on the values from the external valuation specialists, hence they are classified as level 3 in fair value hierarchy.

(4)	For the nine months ended September 30, 2014 and 2013, revenue derived from investment properties is ￦11,167 million and ￦11,052 million, respectively, and the operating expense directly related to the investment properties that generate rental fee amount to ￦927 million and ￦938 million, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,497,754	797,547	383,241	341,573	95	3,020,210
Accumulated depreciation	—	(101,520)	(296,801)	(280,370)	—	(678,691)

Net carrying value	1,497,754	696,027	86,440	61,203	95	2,341,519

	December 31, 2013
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,511,325	791,057	370,464	319,875	31	2,992,752
Accumulated depreciation	—	(90,030)	(282,514)	(266,377)	—	(638,921)

Net carrying value	1,511,325	701,027	87,950	53,498	31	2,353,831

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2014
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,511,325	701,027	87,950	53,498	31	2,353,831
Acquisitions	1,148	19,156	22,934	20,137	470	63,845
Disposals	—	—	(199)	(396)	—	(595)
Depreciation	—	(17,301)	(24,405)	(17,899)	—	(59,605)
Classified in assets held- for-sale	(907)	(1,858)	—	—	—	(2,765)
Transfers	(13,810)	(10,647)	—	—	—	(24,457)
Others	(2)	5,650	160	5,863	(406)	11,265

Ending balance	1,497,754	696,027	86,440	61,203	95	2,341,519

	For the nine months ended September 30, 2013
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,516,964	702,796	92,858	51,788	3,680	2,368,086
Acquisitions	561	14,715	25,329	16,296	3,276	60,177
Disposals	(1)	(353)	(99)	(817)	(1)	(1,271)
Depreciation (*)	—	(18,253)	(24,378)	(21,009)	—	(63,640)
Classified in assets held-for-sale	(888)	(1,654)	—	—	—	(2,542)
Transfers	—	6,920	—	—	(6,920)	—
Others	3	(11)	263	9,769	(4)	10,020
Credit card division spin-off	(2,487)	(842)	(1,491)	(322)	—	(5,142)

Ending balance	1,514,152	703,318	92,482	55,705	31	2,365,688

(*)	￦279 million among depreciation was classified into profit and loss from discontinued operations for the nine months ended September 30, 2013.

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Development cost	Industrial property rights	Membership deposit (*)	Others	Total
Cost of purchases or appraised value	21,161	438	11,517	356,714	389,830
Accumulated depreciation	(12,922)	(202)	—	(318,910)	(332,034)
Accumulated impairment losses	—	—	(2,021)	—	(2,021)

Net carrying value	8,239	236	9,496	37,804	55,775

	December 31, 2013
	Development cost	Industrial property rights	Membership deposit (*)	Others	Total
Cost of purchases or appraised value	17,601	397	10,990	340,968	369,956
Accumulated depreciation	(12,374)	(164)	—	(286,056)	(298,594)
Accumulated impairment losses	—	—	(1,368)	—	(1,368)

Net carrying value	5,227	233	9,622	54,912	69,994

(*)	Membership deposits include golf clubs and condominium membership deposits that cannot be measured with no exact period of useful life. Therefore, the Bank has recognized impairment loss for the membership deposits where the recoverable amount is lower than the carrying amount.

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2014
	Development cost	Industrial property rights	Membership deposit	Others	Total
Beginning balance	5,227	233	9,622	54,912	69,994
Acquisitions	3,570	41	603	15,749	19,963
Depreciation	—	—	(55)	—	(55)
Impairment loss	(558)	(38)	—	(32,853)	(33,449)
Disposals	—	—	(671)	—	(671)
Others	—	—	(3)	(4)	(7)

Ending balance	8,239	236	9,496	37,804	55,775

	For the nine months ended September 30, 2013
	Development cost	Industrial property rights	Membership deposit	Others	Total
Beginning balance	1,919	166	8,439	91,595	102,119
Acquisitions	2,693	105	3,290	3,120	9,208
Depreciation (*1)	(754)	(29)	—	(31,255)	(32,038)
Impairment loss (*2)	—	—	(280)	—	(280)
Disposals	—	—	(617)	—	(617)
Others	—	(1)	(8)	(2)	(11)
Credit card division spin-off	—	(3)	(784)	(3,430)	(4,217)

Ending balance	3,858	238	10,040	60,028	74,164

(*1)	￦521 million among depreciation was classified into profit and loss from discontinued operations for the nine months ended September 30, 2013.
(*2)	￦6 million among impairment loss was classified into profit and loss from discontinued operations for the nine months ended September 30, 2013.

17.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Advance payments	1,549	—
Prepaid expenses:
Prepaid expenses in local currency	201,628	146,200
Prepaid expenses in foreign currencies	2,294	1,985

	203,922	148,185

Others:
Supplies and others	3,663	3,451

	209,134	151,636

18.	ASSETS HELD FOR SALE

In accordance with K-IFRS 1105 ‘Non-current assets held for sale and discontinued operations’, the Bank reclassified certain assets into assets held for sale, amounting to ￦3,225 million and ￦587 million, respectively, as of September 30, 2014 and December 31, 2013.

19.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH A FORECLOSURE

(1)	Details of assets subject to lien are as follows (Unit: Korean Won in millions):

		September 30, 2014
		Collateral given to	Reason for collateral	Amount
Due from banks		Korea Securities and others	Deposits for futures margin and others	31,292
Financial assets at FVTPL	Financial institutions debt securities and others	Daewoo Securities and others	Substitute securities and others	258,600
AFS financial assets	Korean treasury and government agencies bonds	Nomura Securities and others	Bonds sold under repurchase agreements (*)	43,606
	Financial institutions debt securities and others	BOK and others	Limitation on total loan exposure and others	2,638,825
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities and others	Bonds sold under repurchase agreements (*)	651,101
	Korean treasury and government agencies bonds and others	BOK and others	Limitation on total loan exposure and others	3,568,214

				7,191,638

		December 31, 2013
		Collateral given to	Reason for collateral	Amount
Due from banks		Samsung Securities and others	Deposits for futures margin and others	8,229
Financial assets at FVTPL	Financial institutions debt securities and others	Hanhwa Securities and others	Substitute securities and others	176,298
AFS financial assets	Korean treasury and government agencies bonds	Nomura Securities and others	Bonds sold under repurchase agreements (*)	126,589
	Financial institutions debt securities and others	BOK and others	Limitation on total loan exposure and others	2,274,374
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities and others	Bonds sold under repurchase agreements (*)	651,582
	Korean treasury and government agencies bonds and others	BOK and others	Limitation on total loan exposure and others	2,725,710

				5,962,782

(*)	Debt securities sold under the agreements that the seller repurchases at the agreed price or the sales price plus additional amounts at specified rate. These debt securities are not derecognized from the separate statements of financial position of the Bank. The buyers of these debt securities have right to sell and pledge without constraints. Since these debt securities are not derecognized, the related transferred amounts are recorded as liabilities, which are debt securities sold under repurchase agreement.

(2)	There is no asset acquired through a foreclosure as of September 30, 2014 and December 31, 2013

(3)	Details of loaned securities are as follows (Unit: Korean Won in millions):

		September 30, 2014	December 31, 2013	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies securities	14,821	33,084	Samsung Securities and others
AFS financial assets	Korean treasury and government agencies bonds	140,956	240,034	Korea Securities Depository

		155,777	273,118

Loaned securities are lending of specific securities to borrowers who agree to return a like quantity of the same security. As the Bank does not derecognize these securities, there are no liabilities recognised related to the loaned securities.

(4)	Collaterals held that can be disposed of and re-subject to lien regardless of defaults

Fair value of the collaterals held that can be disposed of and re-subject to lien regardless of defaults as of September 30, 2014 and December 31, 2013 is as follows (Unit: Korean Won in millions):

	September 30, 2014
	Fair value of collateral	Fair value of the collaterals held were disposed of and re-subject to lien
Securities	3,991,470	—

	December 31, 2013
	Fair value of collateral	Fair value of the collaterals held were disposed of and re-subject to lien
Securities	4,830,746	—

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Financial liabilities held for trading	2,017,050	2,104,853
Financial liabilities designated at FVTPL	424,396	525,568

	2,441,446	2,630,421

(2)	Details of financial liabilities held-for-trading are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Derivative liabilities:	2,004,577	2,095,599
Gold banking liabilities	12,473	9,254

	2,017,050	2,104,853

(3)	Details of financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Compound financial instruments	267,164	342,409
Debentures	157,232	183,159

	424,396	525,568

Compound financial instruments are designated as at FVTPL as the instruments contain one or more embedded derivatives and be permitted the entire compound financial instruments to be designated as at FVTPL in accordance with K-IFRS 1039 ‘Financial Instruments: Recognition and Measurement.’

A portion of liabilities which do not meet the definition of financial liabilities held-for-trading is designated as financial instrument at FVTPL by using fair value option to eliminate or significantly reduce a measurement or recognition inconsistency that would otherwise arise from recognizing assets and liabilities on a different basis.

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Financial liabilities designated at FVTPL	424,396	525,568
Changes in fair value for credit risk adjustments	(2,092)	(2,850)
Accumulated changes in credit risk adjustments	(45,232)	(43,531)

(5)	Differences between financial liabilities at FVTPL’s carrying amount and face amount at maturity are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Carrying amount	424,396	525,568
Face amount at maturity	521,989	644,271

	(97,593)	(118,703)

21.	DEPOSITS DUE TO CUSTOMERS (“ DEPOSITS ”)

(1)	Details of deposits by interest type are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Deposits in local currency:
Deposits on demand:
Interest bearing	2,921,540	3,166,059
Non-interest bearing	6,828,921	8,547,448

	9,750,461	11,713,507

Deposits at termination	157,676,036	146,686,297
Mutual installment	47,715	53,189

	167,474,212	158,452,993

Certificate of deposits	803,479	3,297,551

Deposits in foreign currencies:
Interest bearing	7,542,626	7,440,078
Non-interest bearing	433,025	721,881

	7,975,651	8,161,959

Present value discount	(7,060)	(42,309)

	176,246,282	169,870,194

(2)	Details of deposits by customers are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Individuals	64,859,715	61,392,865
Corporation	54,428,518	55,421,948
Banks	18,679,405	17,279,035
Government agencies	17,659,799	15,821,865
Other financial institution	7,932,326	8,525,978
Government	1,770,582	1,193,199
Non-profit corporation	4,702,353	4,190,185
Educational organization	2,967,211	2,525,956
Foreign corporation	147,985	208,213
Others	3,105,448	3,353,259
Present value discount	(7,060)	(42,309)

	176,246,282	169,870,194

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	September 30, 2014
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	BOK	0.5 ~ 1.0	642,078
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,708,980
Others	Seoul Metropolitan Government and others	0.0 ~ 3.8	3,527,559
Borrowings in foreign currencies	JP Morgan Chase NY and others	0.0 ~ 9.0	6,347,576
Offshore borrowings in foreign currencies	Korea Exchange Bank and others	0.8	15,759
Call-money	Banks and others	0.0 ~ 3.3	2,219,008
Bonds sold under repurchase agreements	Other Financial institutions	1.3 ~ 10.6	428,782
Bills sold	Others	0.0 ~ 2.7	94,649
Present value discount			(153)

			14,984,238

	December 31, 2013
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	BOK	0.5 ~ 1.0	513,841
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,790,146
Others	Seoul Metropolitan Government and others	0.0 ~ 3.8	2,767,614
Borrowings in foreign currencies	Bank of Communications and others	0.0 ~ 12.0	6,189,500
Offshore borrowings in foreign countries	Toronto Dominion Bank SG	0.8	21,106
Call- money	Banks and others	0.0 ~ 5.5	4,825,580
Bonds sold under repurchase agreements	Other financial institutions	1.4 ~ 10.6	493,642
Bills sold	Others	0.0 ~ 2.7	111,096
Present value discount			(856)

			16,711,669

(2)	Details of borrowings from other financial institutions are as follows (Unit: Korean Won in millions):

	September 30, 2014
	BOK	General bank	Others	Total
Borrowings in local currency	642,078	—	—	642,078
Borrowings in foreign currencies	—	6,356,779	—	6,356,779
Call-money	399	1,302,109	916,500	2,219,008
Bonds sold under repurchase agreements	—	31,518	395,057	426,575

	642,477	7,690,406	1,311,557	9,644,440

	December 31, 2013
	BOK	General bank	Others	Total
Borrowings in local currency	513,841	—	—	513,841
Borrowings in foreign currencies	—	6,201,320	—	6,201,320
Call-money	963	1,758,116	3,066,501	4,825,580
Bonds sold under repurchase agreements	—	31,659	459,512	491,171

	514,804	7,991,095	3,526,013	12,031,912

(3)	Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2014		December 31, 2013
	Interest rate (%)	Amount	Interest rate (%)	Amount
Carrying value of bond:
Ordinary bonds	0.8 ~ 10.5	11,020,068	0.8 ~ 10.5	9,926,206
Subordinated bonds	3.4 ~ 10.3	5,704,612	3.4 ~ 10.3	6,160,786
Discount on bonds		(71,957)		(51,025)

		16,652,723		16,035,967

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Provisions for guarantees (*)	383,471	526,768
Provisions for unused commitments	57,996	67,269
Other provision	17,779	25,663
Asset retirement obligation	27,357	21,759

	486,603	641,459

(*)	Provisions for guarantee include provision for financial guarantee of ￦118,578 million and ￦149,352 million as of September 30, 2014 and December 31, 2013, respectively.

(2)	Changes in provision except asset retirement obligation and retirement benefit obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2014
	Provision for guarantees	Provision for unused commitments	Other provision	Total
Beginning balance	526,768	67,269	25,663	619,700
Provisions provided	—	—	428	428
Provisions used	(28,305)	(11)	(8,312)	(36,628)
Others	25,335	—	—	25,335
Reversal of unused amount	(140,327)	(9,262)	—	(149,589)

Ending balance	383,471	57,996	17,779	459,246

	For the nine months ended September 30, 2013
	Provision for guarantees	Provision for unused commitments	Provision for credit card point	Other provision	Total
Beginning balance	433,454	138,324	6,416	13,531	591,725
Provisions provided (*)	27,150	4,362	6,173	11,598	49,283
Provisions used	(26,924)	(12)	(5,157)	(1,844)	(33,937)
Others	35,969	—	—	—	35,969
Reversal of unused amount	(44,619)	(20,857)	—	—	(65,476)
Credit card division spin-off	(377)	(63,466)	(7,432)	(10,264)	(81,539)

Ending balance	424,653	58,351	—	13,021	496,025

(*)	For the nine months ended September 30, 2013, ￦10,343 million which are classified as profit from discontinued operations, are included in provisions provided.

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2014	For the nine months ended September 30, 2013
Beginning balance	21,759	13,427
Provisions provided	566	694
Provisions used	(508)	(323)
Discount rate adjustment	2,874	8,659
Amortization	405	37
Credit card division spin-off	—	(877)
Others	2,261	—

Ending balance	27,357	21,617

24.	RETIREMENT BENEFIT OBLIGATION

(1)	The Bank’s defined benefit plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

(2)	The Bank exposed to various risks through Defined Benefit Retirement Pension Plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate. The plan assets include equity instruments and are exposed to volatility and risks.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation	Most defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases. However, some plan assets are not influenced by (fixed rate obligation instruments) or slightly influenced by (equity instruments) an inflation rate.

(3)	Details of defined benefit obligation are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Present value of defined benefit obligation	595,488	468,359
Fair value of plan assets	(509,852)	(431,782)

Net defined benefit liabilities	85,636	36,577

(4)	Changes in the present value of defined benefits obligation for the nine months periods ended September 30, 2013 are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Beginning balance	468,359	381,277
Current service cost (*1)	80,663	81,016
Interest cost	14,583	10,612
Actuarial losses (gains) (*2)	55,515	(14,536)
Adjustment due to foreign currencies translation	(106)	1,694
Retirement benefit paid	(17,956)	(21,551)
Settlement	(5,570)	(3,985)

Ending balance	595,488	434,527

(*1)	Current service cost, amounting to ￦1,274 million, was reclassified to profit and loss from discontinued operations during the nine months ended September 30, 2013.
(*2)	All the changes about actuarial gains and losses are resulted from the effects of changes in actuarial assumptions about financial variables.

(5)	Changes in plan assets for the nine months ended September 30, 2014 and 2013 are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Beginning balance	431,782	318,153
Interest income	15,116	10,318
Return on plan assets (excluding amounts included in interest, above)	(12,517)	(1,497)
Employer’s contributions	96,500	103,800
Retirement benefit paid	(15,504)	(17,160)
Settlement	(5,525)	(3,725)

Ending balance	509,852	409,889

The Bank’s plan assets are deposited to other financial institutions by investing financial products such as retirement pension. For the next fiscal period, the expected contributions from the Bank are ￦103,548 million.

(6)	The significant actuarial assumptions used in defined benefit obligation assessment are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Discount rate	3.49%	4.28%
Future wage growth rate	5.72%	5.72%

(7)	Details of plan assets are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Time deposits	509,852	394,499
Others	—	37,283

	509,852	431,782

(8)	The sensitivity of actuarial assumptions used in assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		September 30, 2014	December 31, 2013
Discount rate	Increase by 1% point	(58,075)	(43,196)
	Decrease by 1% point	66,049	50,652
Future wage growth rate	Increase by 1% point	66,129	51,133
	Decrease by 1% point	(59,166)	(44,336)

The sensitivity analysis indicates the change in the amounts of defined benefit obligation when each assumption changes while other assumptions remain constant. The sensitivity of defined benefit obligations is determined by the same methods as the projected unit credit method used in calculating net defined benefit liability recognized in the statements of financial position.

(9)	Details of maturity analysis of retirement benefit paid, which is not discounted are as follows (Unit: Korean Won in millions):

	September 30,2014	December 31, 2013
Less than 1 year	3,850	3,295
1~2 years	15,117	14,742
2~5 years	103,555	77,327
5~10 years	115,973	98,156
More than 10 years	355,909	273,380

(10)	Retirement benefit measured cost with respect to the defined contribution are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Severance benefits-defined contribution (*)	2,198	1,994

(*)	During the nine months ended September 30, 2013, ￦3 million, which were included in the severance benefits-defined contributions, were classified to profit and loss from discontinued operations.

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Other financial liabilities:
Accounts payable	6,015,995	7,720,181
Accrued expenses	2,190,133	2,161,595
Other financial liabilities (*)	34,704	30,446
Difference on discount for the present value of the other financial liabilities	(1,448)	(2,651)
Borrowing from trust accounts	3,503,941	3,499,384
Deposits received	239,078	293,712
Agency business revenue	737,627	406,576
Domestic exchanges payable	2,084,723	2,869,720
Foreign exchanges remittances	556,960	612,438
Others on credit cards	315	323
Agency and others	1,303,643	1,570,770

	16,665,671	19,162,494

Other liabilities:
Unearned income	48,935	57,165
Other miscellaneous liabilities	252,610	240,730

	301,545	297,895

	16,967,216	19,460,389

(*)	In accordance with the creditor financial institutions committee agreement, the Bank is to carry out a payment of ￦21,272 million and ￦7,030 million to other creditor financial institutions as of September 30, 2014 and December 31, 2013, respectively, that are included in the “other financial liabilities” (Notes 10 and 40).

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2014
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	114,191	—	—	—	—
Swaps	106,949,921	163,558	1,030,731	—	1,067,407
Long options	1,302,003	—	10,519	—	—
Short options	2,012,003	—	—	—	8,980
Currency:
Futures	300,009	—	—	—	—
Forwards	26,516,553	—	297,321	—	330,611
Swaps	18,297,068	—	627,468	—	548,720
Long options	1,519,118	—	40,734	—	—
Short options	1,709,975	—	—	—	18,479
Equity:
Futures	28,097	—	—	—	—
Long options	423,257	16	6,300	—	—
Short options	863,016	—	—	2,198	27,914
Others:
Futures	5,228	—	—	—	—
Swaps	38,950	—	2,087	—	1,999
Long options	64,471	—	267	—	—
Short options	75,402	—	—	—	467

Total	160,219,262	163,574	2,015,427	2,198	2,004,577

	December 31, 2013
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Swaps	122,063,159	131,386	996,377	13	1,025,349
Long options	737,963	—	11,355	—	—
Short options	2,722,963	—	—	—	8,570
Currency:
Futures	1,404,267	—	—	—	—
Forwards	27,888,608	—	346,076	—	368,070
Swaps	19,642,395	—	713,975	—	655,134
Long options	642,132	—	51,496	—	—
Short options	644,770	—	—	—	8,391
Equity:
Futures	54,126	—	—	—	—
Long options	464,827	24	54,749	—	—
Short options	1,065,422	—	—	1,772	27,173
Others:
Futures	660	—	—	—	—
Forwards	12,607	—	268	—	507
Swaps	160,429	—	2,496	—	2,356
Short options	8,346	—	—	—	49

	177,512,674	131,410	2,176,792	1,785	2,095,599

The above disclosure includes all derivatives regardless of the financial instrument categories. Derivatives for trading classified into financial assets or liabilities at FVTPL (notes 7 and 20) and derivatives for fair value hedge are separately stated in the statements of financial position.

The amounts of credit value adjustment for the derivative assets and debt value adjustment for the derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Fair value of derivative assets:
Derivative assets before adjustment	2,244,654	2,388,580
Credit value adjustment	(65,653)	(80,378)

	2,179,001	2,308,202

Fair value of derivative liabilities:
Derivative liabilities before adjustment	2,007,807	2,098,312
Debt value adjustment	(1,032)	(928)

	2,006,775	2,097,384

(2)	Gains or losses on valuation of derivatives are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Gain from fair value hedged items	21,957	80,140
Loss from fair value hedged items	(25,527)	(12,918)

	(3,570)	67,222

Gain from fair value hedging instruments	20,961	14,524
Loss from fair value hedging instruments	(17,330)	(69,153)

	3,631	(54,629)

27.	DAY 1 PROFITS AND LOSSES

Changes in deferred day 1 profits and losses are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Beginning balance	6,256	3,178
New transactions	8,307	5,064
Amounts recognized in profits and losses	(4,243)	(2,882)

Ending balance	10,320	5,360

Although no observable elements were available in active market to determine fair value of the financial instruments, valuation techniques were utilized to determine fair value of such instruments. These financial instruments are recorded at their fair values at the time of purchase even though there were differences noted on the transaction price and fair value obtained from valuation techniques. The table above shows the differences yet to be realized in net income.

28.	CAPITAL STOCK, HYBRID EQUITY SECURITIES AND CAPITAL SURPLUS

(1)	Capital stock, hybrid securities and capital surplus are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Capital stock:
Common stock	2,983,452	2,983,452
Preferred stock	—	—
Hybrid equity securities	1,880,798	2,380,797
Capital surplus:
Capital in excess of par value	269,535	269,535
Other capital surplus	463,003	463,003

Total	5,596,788	6,096,787

(2)	The number of authorized shares is as follows (Unit: Korean Won in millions):

	September 30, 2014		December 31, 2013
Authorized shares of capital stock		3,000,000,000 shares		3,000,000,000 shares
Par value	￦	5,000	￦	5,000
Issued shares of common stock		596,690,380 shares		596,690,380 shares

(3)	There has been no change in the number of shares issued during the nine months ended September 30, 2014 and 2013.

(4)	Hybrid equity securities classified as equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rates (%)	September 30, 2014	December 31, 2013
Local currency	2008. 6. 20.	2038. 6. 20.	7.7	254,632	254,632
	2009. 3. 31.	2039. 3. 31.	6.7	—	499,999
	2013. 4. 25.	2043. 4. 25.	4.4	499,288	499,288
	2013.11.13	2043.11.13	5.8	199,702	199,702
Foreign currency	2007. 5. 2.	2037. 5. 2.	6.2	927,176	927,176

				1,880,798	2,380,797

The Bank can exercise its right to early repayment after five or ten years after issuing hybrid equity securities, and at the date of maturity, the contractual agreements allow the Bank to indefinitely extend the maturity date with the same contractual terms. Also, in case the Bank decides not to pay the dividends of common share at general shareholder’s meeting, the Bank may not pay interest on the hybrid equity securities.

(5)	Details of capital surplus are as follows (Unit: Korean Won in millions):

		September 30, 2014	December 31, 2013
Capital in excess of par value	Increase by issuance of preferred stock and common stock issue cost	269,535	269,535
Other capital surplus	Increase by acquisition of banking segment of formerly Peace Bank	31,903	31,903
	Gain on disposal of subsidiary stock (formerly Woori Investment Trust Management Co., Ltd.)	17,392	17,392
	Loss on disposal of subsidiary stock (formerly Woori Investment Securities Co., Ltd.)	(55,369)	(55,369)
	Increase by merger with formerly Woori Investment Bank Co., Ltd.	138,682	138,682
	Increase by merger with formerly Woori Card	330,395	330,395

		463,003	463,003

		732,538	732,538

29.	OTHER EQUITY

Changes in other equity are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2014
	Beginning balance	Increase (decrease) (*)	Adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS securities	226,978	164,704	(89,122)	(18,291)	284,269
Gain (loss) on overseas business translation and others	(27,578)	(10,850)	—	2,626	(35,802)
Re-measurement elements of net defined benefit liability	(55,575)	(68,032)	—	16,464	(107,143)

	143,825	85,822	(89,122)	799	141,324

	For the nine months ended September 30, 2013
	Beginning balance	Increase (decrease) (*)	Adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS securities	211,939	120	(42,156)	10,173	180,076
Gain (loss) on overseas business translation and others	(17,443)	(6,678)	—	1,616	(22,505)
Re-measurement elements of net defined benefit liability	(62,246)	13,330	—	(3,226)	(52,142)

	132,250	6,772	(42,156)	8,563	105,429

(*)	For the change in gain (loss) on valuation of AFS financial assets, increase (decrease) represents the change from the valuation for the period, and adjustments show disposal or recognition of impairment losses on AFS financial assets.

30.	RETAINED EARNINGS

(1)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

		September 30, 2014	December 31, 2013
Legal Reserve	Legal reserve	1,463,754	1,423,754
	Other legal reserve	41,472	40,123

		1,505,226	1,463,877

Voluntary Reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,134,544	7,914,544
	Regulatory reserve for credit loss	1,193,393	1,297,123
	Revaluation reserve	760,456	761,650
	Other voluntary reserve	11,700	11,700

		10,343,493	10,228,417

Retained earnings before appropriation		649,723	321,139

		12,498,442	12,013,433

i.	Legal reserve

In accordance with the Act of Banking Law, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

In 2002, the Finance Supervisory Services recommended banks in Korea to appropriate at least ten percent of net income after accumulated deficit for financial structure improvement, until simple capital ratio equals 5.5 percent. This reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if allowances for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Statements of appropriations of retained earnings are as follows(Unit: Korean Won in millions):

	For the nine months ended September 30
	September 30, 2014	September 30, 2013
Beginning balance	12,013,433	12,040,325
Net income	746,716	381,591
Dividend and others	(261,706)	(273,828)
Others	(1)	—
Credit card division spin-off	—	(111,747)

Ending balance	12,498,442	12,036,341

31.	PLANNED REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Article 29 of the RSBB, if the estimated allowances for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Beginning	1,193,393	1,297,123
Amount estimated to be appropriated	170,582	(103,730)

Ending	1,363,975	1,193,393

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the nine months ended September 30
	2014	2013
Net income	746,716	381,591
Planned reserves provided	170,582	(66,770)
Adjusted net income after the planned reserves provided	576,134	448,361
Adjusted earnings per share after the planned reserves provided (Won)	801	565

32.	DIVIDENDS

Details of dividends and dividend policies are as follows (Unit: Korean Won in millions except for per share amount):

	September 30, 2014	December 31, 2013
Shares outstanding (million)	597	597
Par value (Won)	5,000	5,000
Capital stock	2,983,452	2,983,452
Number of shares issued (million)	597	597
Dividend per share (Won)	—	275
Total dividend	—	164,000

33.	NET INTEREST INCOME

Net interest income is the amount of interest expenses deducted from the amount of interest income, which details are as follows:

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL	6,453	19,969	7,115	63,939
AFS financial assets	70,907	222,906	80,496	237,363
HTM financial assets	114,425	329,117	118,347	368,879
Loans and receivables
Interest of due from banks	17,767	54,307	24,539	62,192
Interest of loans	1,891,957	5,677,603	1,935,196	5,849,812
Interest of other assets	10,559	31,633	11,134	36,074

	1,920,283	5,763,543	1,970,869	5,948,078

	2,112,068	6,335,535	2,176,827	6,618,259

Interest income accrued from impaired loan is ￦116,233 million and ￦96,078 million for the nine months ended September 30, 2014 and 2013, respectively.

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Interest of deposits	852,765	2,539,693	866,706	2,697,815
Interest of borrowings	51,671	153,642	51,636	160,061
Interest of debentures	152,850	488,190	170,247	517,891
Other interest expenses	31,749	93,876	34,975	105,648

	1,089,035	3,275,401	1,123,564	3,481,415

34.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income occurred are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Commission received:
Commission received in local currency	138,140	433,109	144,028	420,539
Commission received in foreign currencies	35,878	111,252	37,898	115,435

	174,018	544,361	181,926	535,974

Commission fees	21,179	60,348	26,210	74,895
Commission received on project financing	2,275	10,683	4,409	10,732
Commission received on credit card	7	22	24	24
CMA management charges	—	—	—	789
Commission received on securities	15,639	45,515	15,495	47,265
Other commissions received	108	592	563	1,428
Commission received on trust business	12,428	35,302	10,409	31,769

	225,654	696,823	239,036	702,876

(2)	Details of fees and commissions expenses occurred are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Commission expenses:
Commission expenses in local currency	14,808	48,489	12,175	48,372
Commission expenses in foreign currencies	6,427	18,812	5,771	19,377

	21,235	67,301	17,946	67,749

Commission expenses on credit card	18	62	23	40
Commission expenses on others	8,518	29,308	10,462	38,176
Commission expenses on trust business	4	10	11	31

	29,775	96,681	28,442	105,996

35.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL	79	2,700	428	7,061
AFS financial assets	9,919	125,345	11,874	62,089

	9,998	128,045	12,302	69,150

36.	GAINS OR LOSSES RELATED TO FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on financial assets held for trading	80,912	65,226	77,723	182,727
Gain (loss) on financial assets designated at FVTPL	6,109	21,407	(41,655)	(10,139)

	87,021	86,633	36,068	172,588

(2)	Details of gains or losses on financial assets held for trading are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain (loss) on securities:
Gain on valuation of securities in local currency	8,122	16,543	8,125	9,343
Gain on disposals of securities in local currency	9,152	18,529	7,212	29,712
Loss on valuation of securities in local currency	(6,238)	(10,964)	23,840	(8,809)
Loss on disposals of securities in local currency	(7,192)	(26,727)	(9,611)	(41,093)

	3,844	(2,619)	29,566	(10,847)

Gain (loss) on other financial instruments:
Gain on valuation of other financial instruments	268	3,100	1,870	4,781
Gain on transactions of other financial instruments	102	557	121	428
Loss on valuation of other financial instruments	(312)	(3,415)	(1,871)	(4,903)
Loss on transactions of other financial instruments	(143)	(360)	(100)	(181)

	(85)	(118)	20	125

	3,759	(2,737)	29,586	(10,722)

Gain (loss) on transactions and valuation of derivatives for trading:
Gain on interest rates derivatives	343,716	949,974	281,641	1,001,935
Loss on interest rates derivatives	(347,019)	(983,880)	(289,649)	(1,000,812)

	(3,303)	(33,906)	(8,008)	1,123

Gain on currencies derivatives	130,410	1,540,136	168,780	2,936,569
Loss on currencies derivatives	(60,416)	(1,452,078)	(128,704)	(2,745,189)

	69,994	88,058	40,076	191,380

Gain on equity derivatives	16,405	49,279	14,621	51,055
Loss on equity derivatives	(5,976)	(35,581)	1,522	(50,394)

	10,429	13,698	16,143	661

Gain on other derivatives	(685)	7,814	2,313	9,953
Loss on other derivatives	718	(7,701)	(2,387)	(9,668)

	33	113	(74)	285

	77,153	67,963	48,137	193,449

	80,912	65,226	77,723	182,727

(3)	Details of gains or losses of financial instrument at FVTPL are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain (loss) on compound financial instruments:
Gain (loss) on disposal of compound financial instruments	(42)	9,324	(37,699)	(5,298)
Gain (loss) on valuation of compound financial instruments	7,537	1,849	(880)	(5,907)

	7,495	11,173	(38,579)	(11,205)

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	(1,386)	10,234	(3,076)	1,066

	6,109	21,407	(41,655)	(10,139)

37.	GAINS (LOSSES) ON AFS FINANCIAL ASSETS

Details of gains or losses on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on transactions of securities	35,502	137,261	(9,994)	62,968
Impairment loss	(14,130)	(153,984)	(1,971)	(71,281)

	21,372	(16,723)	(11,965)	(8,313)

38.	GAIN (LOSS) ON HTM FINANCIAL ASSETS

There is no gain or loss on HTM financial assets for the nine months ended September 30, 2014 and September 30, 2013, respectively. In addition, details of interest income of HTM financial assets are stated in note 33.

39.	IMPAIRMENT LOSS DUE TO CREDIT LOSS

Impairment losses for loans, other receivables, guarantees and unused commitments due to credit losses are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Loans	(225,475)	(662,667)	(752,711)	(1,608,783)
Guarantees and commitments	(26,348)	140,327	70,835	17,469
Provision for unused commitments	5,065	9,262	3,309	20,665

	(246,758)	(513,078)	(678,567)	(1,570,649)

40.	GENERAL AND ADMINISTRATIVE EXPENSES AND NET OTHER OPERATING INCOME (EXPENSE)

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

		2014		2013
		Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Salaries	Short-term salaries	254,330	748,848	242,289	743,353
	Short-term salaries-employee benefits	82,215	238,071	77,613	231,000
	Severance benefits-defined benefit	27,107	80,085	27,368	79,777
	Severance benefits-defined contribution	796	2,198	725	1,991
	Termination benefits	—	67,708	—	53,016

		364,448	1,136,910	347,995	1,109,137

Depreciation		30,894	93,054	30,021	94,879
Other general and administrative expenses	Reimbursement	4,129	8,414	3,179	8,248
	Traveling expenses	1,389	4,284	1,350	4,065
	Operating promotion expenses	10,912	28,774	10,389	29,264
	Rent	56,532	166,627	47,441	141,203
	Maintenance	4,001	10,246	3,168	9,837
	Advertising	7,874	21,444	6,474	21,795
	Taxes and dues	22,643	72,146	25,431	75,964
	Insurance premium	1,056	3,021	819	2,071
	Computer related expenses	61,373	182,769	53,833	163,947
	Service charges	51,217	140,860	47,312	139,280
	Communications	7,753	21,833	6,297	22,307
	Printing	2,326	6,957	1,798	5,973
	Water, light and heating	3,848	11,081	3,538	10,931
	Supplies	1,250	3,882	1,217	4,012
	Vehicle maintenance	2,400	6,901	2,582	7,452
	Others	1,236	4,416	2,035	5,002

		239,939	693,655	216,863	651,351

		635,281	1,923,619	594,879	1,855,367

(2)	Details of net other operating income (expenses) recognized are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Other operating income	316,158	1,404,303	804,832	2,098,944
Other operating expenses	(495,601)	(1,867,866)	(831,871)	(2,278,676)

	(179,443)	(463,563)	(27,039)	(179,732)

(3)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gain on transaction of foreign exchange	281,889	1,234,878	777,719	1,732,506
Gain on derivatives (hedge purpose)	(15,147)	20,961	(8,933)	14,524
Gain on fair value hedged items	9,775	21,957	15,049	80,140
Gain on disposals of loans	519	68,386	2,722	75,306
Other incomes (*)	39,122	58,121	18,275	196,468

	316,158	1,404,303	804,832	2,098,944

(*)	For the nine months ended September 30, 2014 and 2013, ￦57,993 million and ￦196,469 million, respectively, that the Bank is to receive from other financial institutions, are included in “other incomes” in accordance with the agreement of financial institutions council (Notes 10 and 25).

(4)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Loss on transaction of foreign exchange	339,645	1,186,044	634,446	1,714,955
Loss on derivatives (hedge purpose)	2,787	17,330	13,533	69,153
Loss on fair value hedged items	(17,839)	25,527	(9,152)	12,918
Deposit insurance premium	65,918	190,748	59,611	173,896
Contribution to miscellaneous funds	84,531	250,279	80,975	243,397
Export bond insurance fees	6	26	19	94
Loss on disposal of loans	10,100	10,118	14,986	14,986
Other expenses (*)	10,453	187,794	37,453	49,277

	495,601	1,867,866	831,871	2,278,676

(*)	The Bank is to carry out a payment to other creditor financial institutions of ￦183,995 million and 35,085 million, respectively, that is included in “other expenses” in accordance with the creditor financial institutions committee agreement (Notes 10 and 25).

41.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of other non-operating income (expenses) recognized are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Other non-operating income	71,598	158,878	68,777	143,298
Other non-operating expenses	(13,899)	(131,012)	(28,166)	(63,136)

	57,699	27,866	40,611	80,162

(2)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Reversal of impairment of investments in subsidiaries and associates	—	15,368	—	—
Gain on disposal of investments in subsidiaries and associates	35,464	35,464	23,868	23,868
Dividend income from investment in subsidiaries and associates	9,079	28,148	14,112	31,159
Rental fee income	4,270	12,357	4,182	12,581
Gain on transactions of other assets	32	383	884	898
Reversal of impairment of other assets	33	259	—	46
Gain on restoration	64	151	62	100
Others	22,656	66,748	25,669	74,646

	71,598	158,878	68,777	143,298

(3)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Impairment loss of investments in subsidiaries and associates	962	71,377	2,376	2,376
Loss on disposal of investments in subsidiaries and associates	34	34	—	—
Loss on disposals of other assets	343	571	246	606
Impairment loss of other assets	547	930	273	437
Donation	5,053	33,227	18,947	37,598
Loss on restoration	17	170	177	493
Depreciation of investment properties	1,065	2,777	849	2,562
Interest expenses of rent leasehold deposit	358	1,190	404	1,531
Expenses on collecting of charge-offs loans	781	2,641	823	2,699
Others	4,739	18,095	4,071	14,834

	13,899	131,012	28,166	63,136

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Current income tax payable	335,467	24,087
Adjustment recognized in the period for current tax of prior periods	(4,623)	(7,479)
Deferred tax expense(benefit) relating to the origination and reversal of temporary differences	(92,522)	73,688
Deferred tax charged directly to OCI	799	8,563

Income tax expense	239,121	98,859

Income tax expense for continuing operations	239,121	89,448
Income tax expense for discontinued operations	—	9,411

(2)	Income tax expense can be reconciled to net income is follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Net income before income tax	985,837	480,450
Income from continuing operations before income taxes	985,837	441,563
Income from discontinued operations before income taxes	—	38,887
Tax calculated at statutory tax rate (*)	238,111	115,806
Adjustments:
Effect on non-taxable income	(27,555)	(26,886)
Effect on non-deductible expense	16,469	18,819
Consolidated tax return	—	(1,401)
Adjustment recognized in the period for current tax of prior periods	(4,623)	(7,479)
Others	16,719	—

Income tax expense	239,121	98,859

Income tax expense for continuing operations	239,121	89,448
Income tax expense for discontinued operations	—	9,411

Effective tax rate for continuing operations	24.3%	20.3%
Effective tax rate for discontinued operations	—	24.2%

(*)	The corporate tax rate is 11% up to ￦200 million, 22% over ￦200 million to ￦20 billion and 24.2% over ￦20 billion.

(3)	Details of deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Loss on valuation of AFS securities	(90,756)	(72,465)
Gain on overseas business translation	11,430	8,804
Actuarial gain	34,207	17,743

	(45,119)	(45,918)

43.	EARNINGS PER SHARE (“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions, except for per share data):

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income attributable to common shares:
Net income attributable to the controlling equity	244,313	746,716	22,278	381,591
Dividend to hybrid securities	(31,122)	(97,706)	(35,278)	(100,522)

	213,191	649,010	(13,000)	281,069

Profit used in calculation of continuing operations income	213,191	649,010	(13,000)	251,593
Profit used in calculation of discontinued operations income	—	—	—	29,476
Weighted average number of common shares outstanding (million shares)	597	597	597	616
Basic EPS	357	1,087	(22)	456
Continuing operations	357	1,087	(22)	408
Discontinued operations	—	—	—	48

(2)	Diluted EPS is calculated by reflecting the dilution effect to net income (Unit: Korean Won in millions, except for per share amounts)

	2014		2013
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Diluted net income:
Net income attributable to common shares	213,191	649,010	(13,000)	281,069
Dilution effect of convertible preferred stock	—	—	—	—

	213,191	649,010	(13,000)	281,069

Profit used in calculation of continuing operations income	213,191	649,010	(13,000)	251,593
Profit used in calculation of discontinued operations income	—	—	—	29,476
Weighted average number of share for diluted EPS (million shares)	597	597	597	652
Weighted average number of common shares outstanding (million shares)	597	597	597	616
Convertible preferred stock (million shares)	—	—	—	36
Diluted EPS (Won)	357	1,087	(22)	431
Continuing operations	357	1,087	(22)	386
Discontinued operations	—	—	—	45

Diluted EPS is calculated by adjusting the assumption that all of dilutive potential common shares are converted to common shares, used for the weighted average number of share calculation. EPS and Diluted EPS for the nine month ended September 30, 2013 were the same as the dilutive potential common shares of the Bank as of September 30, 2013 were convertible preferred stock that had no dilutive impact. There are no dilutive potential common shares as of September 30, 2014 as the convertible preferred stocks have been converted to common shares during the year ended December 31, 2013.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees which the Bank has provided to others are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Confirmed guarantees:
Guarantees for loans	110,720	144,967
Acceptances	528,882	704,831
Guarantees in acceptances of imported goods	106,273	151,327
Other confirmed guarantees	7,977,335	8,520,571

	8,723,210	9,521,696

Unconfirmed guarantees:
Local letters of credit	576,726	661,612
Letters of credit	4,491,341	4,622,538
Other unconfirmed guarantees	1,743,864	1,763,945

	6,811,931	7,048,095

Commercial paper purchase commitments and others	2,640,357	2,373,776

	18,175,498	18,943,567

(2)	Details of loan commitments and the other commitments which the Bank provided to others are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Loan commitments in local currency	40,835,959	41,849,042
Loan commitments in foreign currencies	21,477,266	22,692,911
Securities purchase contracts	1,969,372	1,983,573

	64,282,597	66,525,526

(3)	Details of guarantees and the related provisions for guarantees are as follows (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Confirmed guarantees	8,723,210	9,521,696
Unconfirmed guarantees	6,811,931	7,048,095
Commercial paper purchase commitments and others	2,640,357	2,373,776

	18,175,498	18,943,567

Provisions for guarantees	383,471	526,768
Ratio of provisions to total guarantees	2.11%	2.78%

(4)	As of March 31, 2013, the Bank jointly took responsibility to reimburse the remaining portion of liabilities of Woori Card Co., Ltd., a newly-established company spun-off (refer to Note 46).

(5)	Litigation case

The Bank has filed and faced lawsuits as follows (Unit: Korean Won in millions):

	September 30, 2014
	As plaintiff (*)	As defendant
Number of cases	83 case	279 case
Amount of litigation	956,158	355,318
Provisions for litigations		11,443

	December 31, 2013
	As plaintiff (*)	As defendant
Number of cases	83 case	305 case
Amount of litigation	1,183,148	439,050
Provisions for litigations		19,910

(*)	The minor lawsuits in relation the collection or management of loans to are excluded from the number of cases.

The domestic banks refused to refund the cost to put up collateral security to the customers which were determined and mediated by Korean Consumer Agency. In this regard, the Bank was filed 44 lawsuits as of September 30, 2014 and further more lawsuits are expected. The management does not expect the outflow of the Bank’s resources with respect to the lawsuit is probable, as such the Bank has not recognised any provision for the litigations.

(6)	During the year ended December 31, 2013, the Supreme Court ruled about ‘Ordinary wages.’ The Bank reviewed the impact of the rule on the separate financial statement of the Bank as of September 30, 2014 and December 31, 2013. The Bank believed that the rule has no impact on the separate financial statements of the Bank. Therefore, the Bank has not recognized any provision related to ‘Ordinary wage.’

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank and major transactions with related parties during the current and prior period are as follows:

(1)	The related parties of the Bank as of September 30, 2014 are as follows:

Related parties
Ultimate controlling party (Government related entity)	Korea Deposit Insurance Corporation (“KDIC”)

Parent	Woori Finance Holdings Co., Ltd. (“WFH”)

Subsidiaries	Zao Woori Bank, Woori Brazil Bank, Woori Credit Information Co., Ltd., Woori America Bank, Woori Fund Service Co., Ltd., P.T. Bank Woori Indonesia, Woori Bank China Limited, Korea BTL Infrastructure Fund, Woori Global Market Asia Ltd., Malis Finance Plc., Woori Bank Principal Guaranteed Trust, Woori Bank Principal and Interest Guaranteed Trust, Kumho Trust 1st Co., Ltd. and 15 SPCs, Haeoreum Short-term Bond 15th and 48 Beneficiary Certificates

Associates	Kumho Tires Co., Ltd., Osung LST Co., Ltd., Woori Blackstone Korea Opportunity Private Equity Fund 1, Woori Private Equity Fund, United PF 1st Corporate financial stability, STX Corporation, Samho International Co., Ltd., Ansang Tech Co., Ltd., Woori Service Networks Co., Ltd., Force TEC Co., Ltd., Hana Engineering & Construction Co., Ltd., Phoenix Digital Tech Co., Ltd., Chin Hung International Inc., Korea Credit Bureau Co., Ltd., Poonglim Industrial Co., Ltd., Korea Finance Security Co., Ltd., STX Engine Co., Ltd., Saudara Bank

Others	Woori Finance Research Institute, Woori Renaissance Holdings Co., Ltd., Woori FIS Co., Ltd., Woori EL Co., Ltd., Woori Invest Bank Co., Ltd., Woori Columbus 1st Special Purpose Entity, Woori Private Equity, Woori Card Co., Ltd., My Asset Manhattan Private Real Estate Trust 1st, Sahn Eagles LLC

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	September 30, 2014	December 31, 2013
Ultimate controlling party (Government related entity)	KDIC	Other assets	691,193	790,701
		Deposits	612,193	807,163
		Other liabilities	8,628	3,898
Parent	WFH	Other assets	—	134,827
		Deposits	1,555,592	72,670
		Other liabilities	20,155	25,593
Subsidiaries	SPCs under consolidation	Loans	99,600	282,125
		Provision for credit loss	(42,298)	(37,629)
		Deposits	1,562	3,077
	Woori Bank China Limited	Due from banks	26,666	18,106
		Loans	232,964	193,809
		Provision for credit loss	(512)	(369)
		Other assets	8,749	4,559
		Other liabilities	8,395	4,227
		Deposits (customers)	—	266
	Zao Woori Bank	Due from banks	19,008	20,882
		Loans	74,393	76,129
		Provision for credit loss	(158)	(161)
		Other assets	97	101
	Woori Global Market Asia Ltd.	Loans	172,044	79,622
		Provision for credit loss	(271)	(154)
		Deposits	1,401	578

Related party		A title of account	September 30, 2014	December 31, 2013
Subsidiaries	P.T. Bank Woori Indonesia	Due from banks	—	25,793
		Loans	31,518	21,106
		Provision for credit loss	(67)	(45)
	Woori Credit Information Co., Ltd.	Deposits	17,654	15,642
		Other liabilities	10,204	10,748
	Woori America Bank	Due from banks	4,917	—
		Deposits	—	9,834
	Principal and Interest Guaranteed Trust	Other assets	10,611	4,674
		Other liabilities	78,558	137,906

	Woori Fund Service Co., Ltd.	Deposits	2,115	933
		Other liabilities	13	1
	Korea BTL Infrastructure Fund	Other assets	8	7
	Malis Finance Plc.	Loans	5,778	—
		Provision for Credit loss	(34)	—
Associates	Kumho Tires Co., Ltd.	Loans	336,027	356,764
		Provision for credit loss	(32,161)	(35,944)
		Other assets	732	45,669
		Deposits	58,929	57,855
		Other liabilities	134	90
	Korea Credit Bureau Co., Ltd.	Deposits	3,725	4,029
		Other liabilities	3	101
	Woori Private Equity Fund	Other assets	2	5
		Deposits	604	5,559
		Other liabilities	—	2
	Korea Finance Security Co., Ltd.	Deposits	2,212	4,070
		Other liabilities	28	15
	Woori Service Networks Co., Ltd.	Deposits	2,958	2,642
		Other liabilities	80	50
	United PF 1st Corporate financial stability	Deposits	31	38
	Chin Hung International Inc.	Loans	35,938	45,994
		Provision for credit loss	(33,516)	(39,639)
		Deposits	2,237	1,073
		Other liabilities	20	1
	Poonglim Industrial Co., Ltd.	Loans	28,999	36,874
		Provision for credit loss	(129)	(266)
		Other assets	1	—
		Deposits	8,597	15,508
		Other liabilities	9	39
	Phoenix Digital Tech Co., Ltd.	Loans	3,779	1,209
		Provision for credit loss	(126)	(72)
		Deposits	343	495
		Other liabilities	4	11

Related party		A title of account	September 30, 2014	December 31, 2013
Associates	Ansang Tech Co., Ltd.	Loans	38	223
		Provision for credit loss	(38)	(142)
		Other assets	—	10
	Samho International Co., Ltd.	Loans	42,900	51,896
		Provision for credit loss	(4,935)	(33,024)
		Deposits	94,777	149,685
		Other liabilities	144	89
	Force TEC Co., Ltd.	Loans	23,212	46,421
		Provision for credit loss	(3,602)	(27,035)
		Deposits	360	297
	Hana Engineering & Construction Co., Ltd.	Loans	169	169
		Provision for credit loss	(169)	(169)
		Deposits	67	903
	STX Engine Co., Ltd.	Loans	139,944	104,557
		Provision for credit loss	(21,292)	(10,935)
		Other assets	221	—
		Deposits	14,634	6,023
		Other liabilities	44	99
	STX Corporation	Loans	177,344	—
		Provision for credit loss	(12,421)	—
		Deposits	25,468	—
		Other liabilities	16	—
	Osung LST Co., Ltd.	Loans	17,018	—
		Provision for credit loss	(2,756)	—
		Other assets	682	—
		Deposits	2,764	—
		Other liabilities	11	—
Others	Other subsidiaries of WFH	Loans	—	50,000
		Provision for credit loss	—	(367)
		Other assets	10,316	16,326
		Deposits	78,760	85,121
		Borrowings	—	1,000
		Other liabilities	30,368	38,738
	Woori Private Equity and subsidiaries	Deposits	8,548	8,103
		Other liabilities	69	30
	Woori Private Equity and associates	Deposits	16,773	26,014
		Other liabilities	148	275

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the nine months ended September 30
Related party		A title of account	2014	2013
Ultimate controlling party (Government related entity)	KDIC	Interest income	20,450	18,878
		Interest expenses	11,373	4,970
		Reversal of provision for credit loss	(58)	—
Parent	WFH	Fees income	41	25
		Other income	742	1,363
		Interest expenses	15,589	4,192
		Fees expenses	26,581	34,645
		Other expenses	386	173
Subsidiaries	Consolidated Structured entities	Interest income	—	7
		Fees income	3,534	5,504
		Interest expenses	6	22
		Bad debt expenses	4,669	3,874
	Woori Credit Information Co., Ltd.	Dividends	2,016	2,520
		Other income	310	299
		Interest expenses	245	327
		Fees expenses	8,020	14,856
		Reversal of provision for credit loss	—	(3)
	Korea BTL Infrastructure Fund	Dividends	23,649	22,217
		Fees income	48	—
	Woori Bank China Limited	Interest income	1,893	1,806
		Bad debt expenses	143	6
	P.T. Bank Woori Indonesia	Fees expenses	—	2
		Bad debt expenses (Reversal of provision for credit loss)	22	(114)
	Principal and Interest Guaranteed Trust	Other income	5,946	5,295
		Interest expenses	1,283	2,039
		Other expenses	10	7
	Zao Woori Bank	Interest income	508	613
		Bad debt expenses (Reversal of provision for credit loss)	(4)	9
	Woori Global Market Asia Ltd.	Interest income	981	842
		Interest expenses	1	—
		Bad debt expenses	116	(44)
	Woori Fund Service Co., Ltd.	Fees income	2	3
		Interest expenses	91	23
		Reversal of provision for credit loss	—	(1)
Associates	Kumho Tires Co., Ltd.	Interest income	—	754
		Fees income	6	5
		Other income	—	1,479
		Interest expenses	153	323

			For the nine months ended September 30
Related party		A title of account	2014	2013
Associates		Bad debt expenses (Reversal of provision for credit loss)	(3,783)	1,028
	Korea Finance Security Co., Ltd.	Dividends	55	55
		Interest expenses	41	75
	Korea Credit Bureau Co., Ltd.	Interest expenses	52	81
	Woori Service Networks Co., Ltd.	Dividends	12	7
		Other income	20	16
		Interest expenses	73	48
		Reversal of provision for credit loss	—	(1)
	United PF 1st Corporate Financial Stability	Interest expenses	—	34
	Woori Private Equity Fund	Fees income	6	9
		Interest expenses	33	34
	Chin Hung International Inc.	Fees income	1	1
		Interest expenses	20	77
		Bad debt expenses (Reversal of provision for credit loss)	(6,123)	3,614
	Woori Blackstone Korea Opportunity Private Equity Fund 1st	Dividends	2,902	6,360
	Poonglim Industrial Co., Ltd.	Interest expenses	18	59
		Reversal of provision for credit loss	(137)	(47)
	Phoenix Digital Tech Co., Ltd.	Interest expenses	10	7
		Bad debt expenses (Reversal of provision for credit loss)	55	(196)
	Ansang Tech Co., Ltd.	(Reversal of provision for credit loss)	(104)	—
	Samho International Co., Ltd.	Fees income	4	—
		Interest expenses	928	—
		Reversal of provision for credit loss	(28,089)	—
	Force TEC Co., Ltd.	Interest expenses	3	—
		Bad debt expenses	(23,433)	—
	STX Engine Co., Ltd.	Interest income	18,359	—
		Fees income	62	—
		Interest expenses	35	—
		Bad debt expenses	10,357	—

			For the nine months ended September 30
Related party		A title of account	2014	2013
Associates	STX Corporation	Interest expenses	4	—
		Reversal of provision for credit loss	(159,597)	—
		Interest income	2,314	—
	Osung LST Co., Ltd.	Other income	487	—
		Interest expenses	24	—
		Reversal of provision for credit loss	(2,624)	—
	Saudara Bank	Dividends	640	—
	Other subsidiaries of WFH	Interest income	9,065	2,247
		Fees income	85,995	46,059
		Other income	5,764	6,008
		Interest expenses	164	942
		Bad debt expenses	316	(1,163)
		Other expenses	165,079	152,579
	Woori Private Equity and subsidiaries	Interest expenses	129	73
		Reversal of provision for credit loss	—	(1)
	Associates of Woori Private Equity	Interest expenses	335	381

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	September 30, 2014	December 31, 2013
KDIC	Loan commitment	1,500,000	2,000,000
Woori America Bank	Confirmed guarantees in foreign currencies	923	9,608
P.T. Bank Woori Indonesia	Confirmed guarantees in foreign currencies and others	86,858	115,538
Woori Global Market Asia Ltd.	Confirmed guarantees in foreign currencies	15,759	21,106
Woori Bank China Limited	Confirmed guarantees in foreign currencies and others	68,085	478,183
Zao Woori Bank	Confirmed guarantees in foreign currencies	51,200	61,204

Korea BTL Infrastructure Fund	Securities purchase contract	514,119	540,970
Special purpose entities under consolidation	Loan commitment in local currency	350,400	449,600
Kumho Tires Co., Ltd.	Loan commitment in foreign currencies and others	—	208
	Import credit in foreign currencies	17,339	12,832
	Loan commitment	70,950	113,453
ChinHung International Inc.	Loan commitment	40,630	40,620
Phoenix Digital Tech Co., Ltd.	Loan commitment	1,201	3,771
STX Engine Co., Ltd.	Import credit in foreign currencies and others	82,553	21,213
	Loan commitment	21,688	38,147
Samho Corporation	Import credit in foreign currencies	2,434	1,930
	Loan Commitment	30,200	—
STX Corporation	Import credit in foreign currencies and others	26,042	—
	Loan commitment	13,495	—
Woori Card	Loan commitment	500,000	500,000
Woori Investment Bank	Loan commitment	50,000	—

For the guarantees provided to the related parties, the Bank recognized provisions for guarantees amounting to ￦25,078 million and ￦31,140 million, respectively, as of September 30, 2014 and December 31, 2013.

(5)	Some subsidiaries are regulated on money transfers and deposits by its foreign regulator and a pre-approval from the foreign regulator is needed for subsidiaries to transfer money between the countries.

(6)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2014	2013
Salaries	953	544
Severance and retirement benefits	74	49

The key management represents non-executive directors and executive director. As of September 30, 2014 and December 31, 2013, loans from transactions with key management amount to ￦34 million and ￦269 million, respectively. In conjunction with the loans, the Bank has not recognised any credit losses, and hence no allowance. In addition, as of September 30, 2014 and December 31, 2013, the liability recognized from transactions with key management amounts to ￦733 million and ￦1,346 million, respectively.

46.	CREDIT CARD DIVISION SPIN-OFF

(1)	As of September 16, 2011, the board of directors of WFH and the Bank decided to spin-off the Bank’s credit card division and established a new credit card company to be a subsidiary of WFH to enhance the competiveness in credit card business. On April 1, 2013, the credit card division was spun-off in accordance with such resolution as a date of spin-off of March 31, 2013.

The shareholder of the Bank received 100% of the newly issued shares of the credit card company in proportion to its ownership in the Bank as of the spin-off date. The business segments of the Bank, other than credit card operation segment, continue to exist after the spin-off. Both the Bank and the newly established credit card company are responsible for the liabilities that arose from the conditions existing before the spin-off date.

(2)	Details of assets and liabilities transferred from the bank to Woori Card are as follows (Unit: Korean Won in millions):

April 1, 2013
Cash and cash equivalents	375,175
AFS financial assets	62,177
Loans and receivables	3,750,221
Investment in associates	521
Premises and equipment	5,142
Intangible assets	4,217
Deferred tax assets	24,340
Other assets	2,781

4,224,574

Debentures	2,699,537
Provisions	83,053
Other financial liabilities	320,050
Other liabilities	71,934

3,174,574

Accumulated other comprehensive income	14,578

(3)	For the nine months ended September 30, 2013, the summarized financial information of credit card operating segment is as follows (Unit: Korean Won in millions):

2013
Nine months ended September 30
OPERATING INCOME:	31,035
Net interest income
Interest income	222,010
Interest expenses	30,652

191,358

Net fee and commission income
Fee and commission income	11,708
Fee and commission expenses	130,664

(118,956)

Dividend income	4,236
Gain on AFS financial assets	1,027
Impairment losses for loans, other receivables, guarantees and unused commitments	(26,815)
General and administrative expenses	(18,536)
Other operating income	(1,279)
Net other operating income (expenses)	7,852

NET INCOME BEFORE INCOME TAX EXPENSE	38,887

INCOME TAX EXPENSE	(9,411)

Profit from discontinued operations	29,476

(4)	Cash flows related to discontinued operations are as follows (Unit: Korean Won in millions):

For the nine months ended September 30, 2013
Cash flows from operating activities	374,127
Cash flows from investing activities	1,048
Cash flows from financing activities	—

47.	TRUST ACCOUNTS

The financial information of the trust accounts have been prepared in accordance with K-IFRS 5004 ‘trust agent’s trust account’ and enforce regulations for the financial investment industry, which are based on capital market and financial investment business.

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets
	September 30, 2014	December 31, 2013
Trust	30,761,994	29,413,864

	Operating revenue
	For the nine months ended September 30, 2014	For the nine months ended September 30, 2013
Trust	569,033	545,799

(2)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

1)	Receivables/Payables

	September 30, 2014	December 31, 2013
Receivables
Trust fees receivables	27,082	17,077
Payables
Borrowings from trust accounts	3,127,449	3,130,738

2)	Revenue/Expense

	For the nine months ended September 30, 2014	For the nine months ended September 30, 2013
Revenue:
Trust fees	30,695	26,809
Cancellation of contract fee	—	11
Expenses:
Interest expenses on borrowings from trust accounts	60,828	71,173

(3)	Trust accounts guaranteeing the repayment of principal and Trust accounts guaranteeing a fixed rate of return on, and the repayment of principal

1)	The carrying value of trust accounts with agreement to guarantee the principal amount or the fixed dividend and the amount that should be covered by the inherent account were as follows (Unit: Korean Won in millions):

	Monetary trusts	September 30, 2014	December 31, 2013
Trust accounts guaranteeing the repayment of a part of principal	Household Money Trusts	14,991	16,130
	Corporate Money Trusts	1,123	1,174
	Installment purpose Trusts	2,072	2,139

		18,186	19,443

Trust accounts guaranteeing the repayment of principal	Old-age Pension Trusts	5,785	6,369
	Personal Pension Trusts	525,139	540,912
	Pension Trusts	614,303	572,095
	Retirement Trusts	77,184	82,417
	New Personal Pension Trusts	8,997	9,373
	New Old-age Pension Trusts	4,011	5,360

		1,235,419	1,216,526

Trust accounts guaranteeing a fixed rate of return on, and the repayment of principal	Development Trusts	19	19
	Unspecified Money Trusts	847	857

		866	876

		1,254,471	1,236,845

2)	As of September 30, 2014 and December 31, 2013, the amounts required to be paid by the Bank due to the principal guarantee provided or as a result of the investment outcomes for the principal guaranteed trusts are as follows: (Unit: Korean Won in millions):

	September 30, 2014	December 31, 2013
Liabilities for the account (subsidy for trust account adjustment)	10	10

48.	EVENT SUBSEQUENT TO THE REPORTING PERIOD

(1)	Merger between Woori Bank and Woori Finance Holdings Co., Ltd.

In accordance with the privatisation plan by KDIC, on November 1, 2014, the Bank (acquirer) merged with Woori Financial Holdings Co., Ltd. (acquiree), a former holding company of the Bank, based on the decision of board of directors on July 28, 2014. As a result, Woori Financial Holding Co. Ltd. ceased to exist as a legal entity, and the Bank became a continuing entity. As the ratio of merger is 1:1.00000000, the shareholders of WFH, which will be merged into the Bank, shall be distributed a common stock of Woori Bank per a common stock of WFH previously holding.

The total number of 5.97 million shares, which had been the common stocks of the Bank, was disposed through the capital reduction, and 6.76 million shares were newly issued based on the ratio of merger. As such, the total number of shares outstanding as at the effective date of the merger is 6.76 million.

Details of the mergers are described as follows:

Classification	Details
Type	Merger
Companies involved in merger	Woori Bank (continuing company)
Woori Financial Holdings Co., Ltd. (extinctive company)
New shares acquired due to merger	676,278,371 shares of common stock
Schedule	Date of merger:	November 1, 2014
	Scheduled date of registration of merger:	November 3, 2014
	Scheduled date for distribution of stocks	November 18, 2014
	Scheduled date for listing of stocks	November 19, 2014

(2)	Merger between P.T. Bank Woori Indonesia and Saudara Bank

On September 18, 2014, P.T. Bank Woori Indonesia, which is a subsidiary of the Bank, and Saudara Bank agreed on the merger based on the decision of boards of directors of the both bank, and the shareholders’ meetings to approve the transaction are planned to be held on November 17, 2014. Meanwhile, the approval procedures for the merger are currently in process with the regulatory authority of each bank.